STEWARDSHIP FINANCIAL CORPORATION
AND SUBSIDIARY

2003 ANNUAL REPORT



BOUNTIFUL HARVEST

ON THE COVER

A golden field of wheat — sun-splashed and stretching out as far as the eye can see. The most important grain in agriculture, wheat has been cultivated for food since prehistoric times and has numerous Biblical references. To yield a good crop we work the soil and sow the seed, but it is God who causes the growth.

As the Stewardship Financial Corporation and Atlantic Stewardship Bank reflect on a successful 2003, we give thanks to our Lord and Savior Jesus Christ who has blessed us abundantly – enabling us to grow our business, reach out with new branches, and reap a Bountiful Harvest.

With Christ as our strength and His Word as our guide, we can stand firm season after season and be an institution our customers and shareholders can depend upon.



Let us not become weary in doing good, for at the proper time we will reap a harvest if we do not give up.
— Galatians 6:9

OUR MISSION

The Atlantic Stewardship Bank was established to serve the northern New Jersey community's financial needs and to give back, or tithe, one-tenth of our earnings to the community.

We are a confident and progressive institution that meets business and individual banking deposit and borrowing needs. We understand the value of each and every customer and make it a priority to treat each customer fairly and with respect. By investing prudently we safeguard assets, provide ample capital growth, and recognize our shareholders with a proper return. As a responsible and accountable employer, we cultivate a caring professional environment where our associates can be productive and are encouraged to grow.

We are an independent commercial bank that stands on solid Christian principles and the American banking regulations established by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the State of New Jersey. We hold these fundamentals paramount in every decision we make; for the good of our customers, our shareholders, and our employees.

BOUNTIFUL HARVEST

For The Year Ended December 31	2003	2002	% Change
(Dollars in thousands, except per share amounts)			
Net income	$3,491	$3,116	12.0%
Average shares outstanding	3,140	3,077	2.0%
Per common share			
Basic net income	1.11	1.01	9.9%
Diluted net income	1.10	1.00	10.0%
Cash dividends declared	0.26	0.22	18.2%
Book value at year end	8.58	7.66	12.0%
Balance Sheet Data at December 31			
Total assets	401,768	331,087	21.3%
Total gross loans	261,664	216,268	21.0%
Allowance for loan losses	2,888	2,689	7.4%
Total deposits	341,538	302,735	12.8%
Stockholders' equity	27,149	23,817	14.0%
Consolidated Ratios			
Return on average assets	0.97%	1.03%	-5.8%
Return on average equity	13.68%	14.01%	-2.4%
Tier 1 capital to average assets (leverage)	8.89%	7.02%	26.6%
Tier 1 capital to risk-adjusted assets	12.93%	10.53%	22.8%
Total capital to risk-adjusted assets	14.03%	11.74%	19.5%

All share data has been restated to include the effects of 5% stock dividends paid in November 2002 and November 2003, and a 3 for 2 stock split completed July 2003.

Total Assets (In Millions)


2003
$402
2002
$331
2001
$279
2000
$231
1999
$203

Net Income (In Thousands)


2003
$3,491
2002
$3,116
2001
$2,558
2000
$2,420
1999
$1,981

"Thank you for Atlantic Stewardship Bank's tithe gift. This gift will enable us to share the knowledge of the God of Hope with all the children that He brings to Eastern Christian School.

The God of Hope has blessed Eastern Christian School in so many wonderful ways, and He has allowed us to share this Living Hope with thousands of students and parents from generation to generation since 1892.

We have seen the truth of the words of the prophet in Isaiah 40:31...*those who hope in the Lord will renew their strength. They will soar on wings like eagles; they will run and not grow weary, they will walk and not be faint.*

Please pray with us for our students and parents, and all those who work tirelessly for Christian education."

Gilbert R. Kitchen
Superintendent
Eastern Christian School Association
North Haledon, NJ

"Your recent gift – whether for our children's ministries or for other aspects of our global outreach – helps the Back to God Hour to tell children and adults about Jesus, and how He can change their lives. Thank you so much!"

Calvin L. Bremer
Executive Director
The Back to God Hour
Palos Heights, IL

STEWARDSHIP FINANCIAL CORPORATION AND ATLANTIC STEWARDSHIP BANK



Standing left to right: William J. Vander Eems, Robert J. Turner, William M. Almroth, Margo Lane, Harold Dyer, John J. Murphy, John L. Steen. Seated left to right: William C. Hanse, Esq., Arie Leegwater, Paul Van Ostenbridge, Abe Van Wingerden.

Arie Leegwater, Chairman
Owner, Arie Leegwater Associates

William M. Almroth
Retired

Harold Dyer
Retired

William C. Hanse, Esq.
Partner, Hanse & Hanse

Margo Lane
Sales and Marketing Coordinator
PBI – Dansensor America, Inc.

John J. Murphy*
Founder and Senior Principal
Murphy Capital Management, Inc.

John L. Steen, Vice Chairman
President, Steen Sales, Inc.
President, Dutch Valley Throwing Co., Inc.

Robert J. Turner
Retired

William J. Vander Eems
President, William Van Der Eems, Inc.

Paul Van Ostenbridge
President and Chief Executive Officer
Stewardship Financial Corporation and
Atlantic Stewardship Bank

Abe Van Wingerden
President, Abe Van Wingerden Co., Inc.
T/A Van Wingerden Farms

* *We welcome John J. Murphy of New Canaan, Connecticut, to our Board of Directors. Mr. Murphy is also a member of the Board of Directors of the Citifund Ltd. Family of Funds and a member of the New York Society of Security Analysts.*

NEW BUSINESS DEVELOPMENT BOARDS

Bergen Board

Janyce Bandstra*
Janet Braen
William R. Cook
Richard Culp*
Robert Galorenzo, M.D.
Paul D. Heerema
Ruth Knyfd
Bartel Leegwater
Edward Nieuwenhuis, Jr., M.D.
Paul Ruitenberg
William Soodsma
Margaret Stanley
Allen Stiles*

* *We welcome new Bergen Board members Janyce Bandstra of Midland Park, Admissions Director with Eastern Christian School Association; Richard Culp of Midland Park, President of Prentice Hall; and Allen Stiles from Wyckoff, of Hewlett-Packard, Inc.*

Passaic/Morris Board

William C. Bartlett
Donald De Bruin
George Forshay
Robert Fylstra, CPA
Brian Hanse, Esq.
Garret Hoogerhyde, CPA
Ruth Kuiken
William A. Monaghan III, Esq.
Darryl Siss, Esq.*
James Slagter*
Charles Sybesma
Benard W. Thomas, Jr.
Michael Westra*
Ralph Wiegers

* *We welcome new Passaic/Morris Board members Darryl Siss of Hawthorne, Attorney with Teschon, Riccobene & Siss; James Slagter of Wayne, Senior Vice President of Rochdale Securities, LLC, and Michael Westra from Kinnelon, of Wayne Tile.*

SPECIAL THANKS...

Stewardship Financial Corporation and Atlantic Stewardship Bank want to recognize three dear friends and long-term associates who retired in late 2003 after faithfully serving the Bank's New Business Development Boards for six years. Our best wishes go out to Fred Everett, Sam Steen, and Ron Steiginga. Thank you for all you've done for us; and God bless you!

We also wish to gratefully acknowledge the contributions of William Braunius, who passed away last year. Mr. Braunius served on the Bank's Bergen Business Development Board for over 18 years and was one of the Bank's original Business Development Board members.

SHAREHOLDER INFORMATION

The Annual Shareholders' Meeting for Stewardship Financial Corporation will be held at the Bank's newest office, 400 Hamburg Turnpike, Wayne, NJ, on May 11, 2004, at 7:00 p.m. The Corporation had 864 Shareholders of Record on December 31, 2003.

Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016, is the transfer agent for Stewardship Financial Corporation common stock. We invite you to contact them at 800-368-5948 should you wish to transfer stock or to join the Dividend Reinvestment Plan. You may continue to contact the Corporate Services Division of Stewardship Financial Corporation at 201-444-7100 or 877-844-BANK for additional information.

Dividend Reinvestment Plan

A total of 661 Shareholders currently participate in the Corporation's Shareholder Dividend Reinvestment Plan, representing 1,903,438 or 60% of all shares outstanding. Plan participants reinvest cash dividends to purchase new shares of stock at 95% of the market value, based on the most recent trades. Shareholders interested in joining the Dividend Reinvestment Plan may request a Plan Membership Form from Registrar and Transfer Company.

Annual Report

Stewardship Financial Corporation will provide a copy of the Annual Report on Form 10K, free of charge to any shareholder upon written request, including the financial statements and schedules which have been filed with the Securities and Exchange Commission. Requests should be addressed to Stewardship Financial Corporation, Attn: Corporate Services, 630 Godwin Avenue, Midland Park, NJ 07432-1405.

Corporate Governance

The Board of Directors' Audit, Nominating and Compensation Committee Charters; as well as the Code of Ethical Conduct for Senior Financial Managers, are available for viewing at www.asbnow.com. Visit the "About Us" page and refer to the "Stewardship Financial Corporation" section. This information is also available in print to shareholders requesting same in writing.

Recent History of Dividends Paid

The Board of Directors of the Stewardship Financial Corporation is pleased to pay, on February 1, 2004, a quarterly dividend to Shareholders of Record on January 15, 2004, in the amount of $0.08 per share. Future dividends will be paid on May 1, August 1, and November 1, subject to Board approval.

November 15, 2003	5% stock dividend
November 1, 2003	$0.07
August 1, 2003	$0.07
July 1, 2003	3 for 2 split
May 1, 2003	$0.06
February 1, 2003	$0.06

November 15, 2002	5% stock dividend
November 1, 2002	$0.06
August 1, 2002	$0.06
May 1, 2002	$0.05
February 1, 2002	$0.05

Total Earnings Per Share


2003
$1.11
2002
$1.01
2001
$0.85
2000
$0.81
1999
$0.69

BOUNTIFUL HARVEST

"On behalf of all of us at Operation Double Harvest, we wish to thank you for your generous gift to our ministries in Haiti. We stand in awe to see how God meets our ongoing and growing needs for the work He has committed to us.

Your bank is unique in the way that you honor the Lord and we want to assure you that we in turn will be good stewards for your contribution."

David L. Marshall
Administrator
Operation Double Harvest
Summerfield, FL

"It seems to me that it is always at the least expected places that we can be inspired and made to think. I was visiting someone in a nursing home when I read the statement below from a calendar sitting on a counter. These words made me think of you and all of the generous donors who support the wonderful work of Eva's Village. As Spring approaches and all things become new again, I wish these words for you.

'Take time to notice all the usually unnoticed simple things in life. Delight in the never-ending hope that's available every day!'

We here at Eva's are always seeing the 'never-ending hope' in the hungry, homeless and addicted persons that come through our doors. Your generous gift enables us to continue to serve those less fortunate among us. We are so very grateful to you!

God bless you and may hope ever be in your hearts."

Sister Gloria Perez
Executive Director
Eva's Village
Paterson, NJ

DEAR SHAREHOLDERS AND FRIENDS



Arie Leegwater
Chairman of the Board of Directors

The Stewardship Financial Corporation and its subsidiary, the Atlantic Stewardship Bank, are pleased to report another year of solid performance. In 2003, the corporation experienced record earnings attributed to exceptional loan growth combined with the containment of interest expense. We are also pleased to report the bank continues to make inroads in each of our markets by developing strong core deposits.



Paul Van Ostenbridge
President and Chief Executive Officer

Operating earnings for the year were $3.5 million, or $1.11 basic earnings per share – a 12.0% increase compared with the $3.1 million in earnings, or $1.01 basic earnings per share in 2002. Return on average assets and return on average equity were 0.97% and 13.68% respectively, compared to 1.03% and 14.01% in 2002. Earnings per diluted share in 2003 were $1.10 compared to $1.00 in 2002.

Dividends and Stock Split

Cash dividends paid totaled $0.26 per year in 2003, for an increase of 19.6% over the previous year.

The Stewardship Financial Corporation also paid a three for two stock split in July 2003. In addition, the corporation paid its sixth consecutive 5% stock dividend in November 2003.

Deposit Growth

The Atlantic Stewardship Bank is increasing market share through growth of core deposits, which grew 17.6% over prior year-end balances. Certificates of Deposit grew 2.2% for the same period. The increase in core deposits indicates more customers are selecting our bank as their primary bank.

Loan Growth Exceeds Projections

In a year when our banking peers struggled to develop loans, the Atlantic Stewardship Bank experienced its strongest loan growth ever. The Lending Division developed more commercial and consumer loans in 2003 than any other year. This is a credit to our outstanding lenders who earned the reputation of knowing how to best fulfill customers' needs and for responding in a timely fashion. Their efforts are complemented by our Sales Division, which is charged with the responsibility of developing leads and marketing the bank's services.

The bank's loan footings as of December 31, 2003 grew to $258.8 million, representing a 21.2% increase over the 2002 year end balances.

The Residential Mortgage Division was a strong contributor to the bank's earnings. In addition to maintaining a mortgage portfolio of $44.8 million, this department contributed $451,000 in fee income to the bank as a result of processing mortgages sold to investors.

Introducing 400 Hamburg Turnpike, Wayne, NJ

We are pleased to announce the opening of our third Wayne branch in November 2003. This new facility is convenient to a new area of Wayne, Haledon and North Haledon not previously served by our branches at 87 Berdan Avenue and 311 Valley Road. This branch offers the conveniences of drive-up lanes, an ATM, safe deposit boxes, and of course, the exceptional customer service the Atlantic Stewardship Bank is known for.

Trust Preferred Participation

In order to support the continued outstanding growth of the Corporation, the Board of Directors elected to participate in a Trust Preferred issue in September 2003. The Trust Preferred enhances the capital position, which will ensure the Stewardship Financial Corporation's and the Atlantic Stewardship Bank's path of remaining financially strong, exceeding regulatory capital guidelines as the corporation continues to grow. The Trust Preferred issue consists of a consortium of banks throughout the United States. By participating in this form of Trust Preferred, the corporation was able to attain $7 million in capital with limited legal expense. Additional information about the Trust Preferred appears in the financial section of this Annual Report.

Tithe Increases 20.5%

One of the most exciting aspects of the bank is its commitment to tithe, or share 10% of its earnings annually, with Christian and local civic organizations.

As a result of increased earnings in 2003, the Atlantic Stewardship Bank was privileged to share $512,000 with over

300 worthy organizations. The Board of Directors made an extra effort to acknowledge local missions and organizations operating food banks.

This year, an additional $21,000 was allocated to food banks. These gifts are in addition to the amounts traditionally shared with these humanitarian organizations.

This $512,000 distribution brings the total amount given under the Tithe Program, since its inception, to over $3 million.

Enhanced Services

In 2003, the Escrow Savings Account was introduced. This service is geared to attorneys, apartment managers, nursing homes and funeral directors. The Escrow Savings Account is a convenient way to establish a master account with sub-accounts keeping records accurate. This service produces individual statements, allocates interest earned to each sub-account, and generates 1099s for interest earned.

The bank also introduced check imaging to businesses and consumers. The check images provide for convenient storage, present the front of the checks as well as the endorsement, and enable checks to be viewed by Online Banking customers on our website at www.asbnow.com. The check imaging is an important step toward the national Check 21 Program scheduled to be introduced in October of 2004. Check 21 is designed to help eliminate the need to process and transport individual physical checks throughout the United States.



Peggy Weber, Credit Card Manager, intently working at Paterson Habitat for Humanity work site.

Looking forward to 2004, we intend to introduce our new Sterling Lifestyle Account, which is a package of services designed to meet the needs of customers age 55 and above.

Board of Directors

The Stewardship Financial Corporation and the Atlantic Stewardship Bank Boards of Directors appointed John J. Murphy of New Canaan, Connecticut to their respective Boards in September 2003. Director Murphy is the Senior Principal of Murphy Capital Management, Inc. of Ridgewood, New Jersey and serves as the Board's Financial Expert on the Audit Committee.

Sincere Thanks

A sincere thank you is extended to the Stewardship Financial Corporation's shareholders, the Atlantic Stewardship Bank's customers, and our dedicated associates. You all make this unique organization a success. We appreciate your support as we serve to further His Kingdom in our local community and beyond. You helped make the 2003 "Bountiful Harvest" possible.

Sincerely,

Arie Leegwater
Chairman of the Board of Directors

Paul Van Ostenbridge
President and Chief Executive Officer

BOUNTIFUL HARVEST

"I want to express our sincere thanks for your very kind gift toward the ministry of Ringwood Christian School. We rejoice in the incredible faithfulness of the Lord toward this school. Over the past 31 years we have been so blessed by Him through His kind and faithful people.

Thank you so much for choosing to partner with Ringwood Christian School in providing Christian education. Your gift is an investment in the hearts, minds, and lives of this young generation.

It is a great privilege to be able to partner with another organization who desires to bless the Lord through its business."

"We recently received your generous gift which is part of your Tithing Program. Thank you so much! Here at Mary Help of Christians Academy, we work to provide a quality education while still keeping our tuition costs affordable. Sometimes, it is quite a struggle! Your gift will help us to cover additional tuition discounts given to families in dire need.

We are so glad that we were introduced into the Atlantic Stewardship Bank family! Now that the new branch opened at 400 Hamburg Turnpike, ASB is much closer.

In this age of corporate greed and profit making, ASB 'shines like the stars in the sky' as it witnesses to everlasting values through its practice of tithing and sharing its earnings! May God continue to be praised through the personal and professional lives of all of ASB's staff and associates, as well as its clients!"

NEW GROWTH

A HEARTY THANKSGIVING IN WAYNE, NJ


Atlantic Stewardship Bank

Opening day at the Bank's newest branch at 400 Hamburg Turnpike, Wayne, NJ.

November 2003 brought an extra helping of Thanksgiving cheer as Atlantic Stewardship Bank opened the doors to its third branch in Wayne Township, located at 400 Hamburg Turnpike.

The new facility is a full-service branch with a lobby, multiple drive-up lanes, safe deposit boxes, ATM, and a no-charge coin counter. Additionally, at the branch's popular ASBean Counter coffee bar customers can enjoy fresh-brewed coffee, cookies, and assorted foods all day long; all donations are given to local charities.

"We'd been eyeing this location for quite some time," said Robert Giannetti, Regional Manager and Manager of the new branch. "And now that we're here, we are attracting commercial and personal accounts not only from Wayne but from the surrounding towns of Haledon and North Haledon as well. We've had a very warm reception."

The Bank maximized this opportunity by centralizing its commercial lending and loan processing areas into the new facility. As part of the branch's grand opening celebration, the Bank presented cash donations to local food banks in the greater Wayne community.

THE BEACH CLUB

WARM AND SUNNY ALL YEAR LONG

"No matter what time of year, it's always warm and sunny at Atlantic Stewardship Bank's BEACH Club," says Club President Janelle Stevenson. "That's because it's all about giving – giving our time, our hands, and our hearts to help those in need."

BEACH is short for Bank Employees Assisting CHarities. Every year the Bank's BEACH Club members volunteer to run a number of programs; enlisting support from co-workers and customers all along the way.

2003 began with a branch-wide campaign to collect "care packages" of gifts, candies, and personal products for U.S. troops stationed overseas. The response from our customers was overwhelming! Bank Personnel Director Gail Tilstra gave the packages to her sister, Captain Lynn Molinaro, who serves in the National Guard. Lynn brought them to her army base in Sea Girt, NJ for shipment to the troops (Thanks, Captain Lynn!). Additionally, the Bank made a cash donation to the Red Cross, for distribution to U.S. troops' families in need.

Other BEACH Club programs for 2003 included a supper for the homeless, employee blood drive, Easter dinner baskets for the Emmanuel Cancer Foundation, Holland Christian Home afternoon tea, Thanksgiving food drive, Christmas wish tree to gather gifts for deserving children, and St. Jude's Ranch Christmas card collection.


A TIME
TO SHARE
Thank You
Atlantic Stewardship Bank
Beach committee

BEACH Club members Ellie King, Mary Beth Steiginga, and Amanda Bialy promoting the annual food drive to support local food banks.

SOWING SEED BOTH NEAR AND FAR

Every year, Atlantic Stewardship Bank is honored to share funds with deserving organizations through the Bank's Tithing Program. Not only are our tithe recipients serving the Bank's local communities, many seek to help worldwide. On this page we'd like to introduce two of our tithing program recipients for 2003.

Madison Avenue Crossroads Community Ministries

"Meeting needs, transforming lives, by the power of Jesus," is the mission at Madison Avenue Crossroads Community Ministries in Paterson, New Jersey.



MACCM seeks to meet the spiritual and physical needs of the community through strategies and solutions that help people help themselves. They run numerous ministries including a teen center, youth jubilee employment program, an after school center, Christian child care, two discipleship houses for men coming out of long-term drug/alcohol facilities, an emergency food pantry, summer day camp, youth basketball league, English as a second language classes, and men on a mission – mentoring boys in grades 3 – 6.

We salute and congratulate MACCM for all they do in the name of Jesus. To learn more write to Madison Avenue Crossroads Community Ministries, 498 Madison Avenue, Paterson, NJ, 07514 or call 973-278-5627.

Africa Inland Mission



Africa Inland Mission is a nondenominational Christian missionary sending agency in Pearl River, NY, that serves primarily in Africa and the islands of the Indian Ocean. AIM was founded in 1895 and currently has more than 1200 members worldwide and about 550 missionaries in Africa.

While their ministries are numerous, their two primary goals are:

1. To reach unreached peoples with the Gospel of Jesus Christ and plant maturing churches among those peoples.
2. To strengthen and equip the church through leadership training and development.

Whether they repair Landrovers, perform appendectomies, or teach better farming methods, the men and women of the Africa Inland Mission meet people's needs, validate their worth, and declare the glory and forgiveness of God through Jesus Christ.

We are privileged to include the Africa Inland Mission in our Tithing Program. More information about AIM can be found on their website, www.aim-us.org or by calling 1-800-254-0010.

BOUNTIFUL HARVEST

"Thank you for your contribution to Bergen County Habitat for Humanity. Your partnership with us is critical to achieving our goal of building affordable housing in Bergen County.

Your contribution begins in Bergen County, but spreads throughout the United States and around the world where millions of hardworking families struggle to survive amidst deplorable, often inhumane living conditions. Habitat for Humanity believes these conditions are unacceptable. With our partner families and the skill and energy of many volunteers, we seek to build houses. Through the houses we build, hope is restored and lives are changed, as the devastating cycle of poverty is broken."

Lisa M. [illegible]
Executive Director
Bergen County Habitat for Humanity
[illegible], NJ

"On behalf of the Board of Directors, the residents, and the staff of the Holland Christian Home, I am delighted to be able to write to you today in order to say 'thank you'. The Bank's generous gift is indeed a wonderful gesture.

The interest and concern of friends like you is indeed a source of encouragement for all of us who work for the Holland Christian Home. Your corporate commitment to excellence, and your unique Tithing Program, are just two of the examples that exemplify your business leadership."

[illegible]
President
Holland Christian Home
North Haledon, NJ

ATLANTIC STEWARDSHIP BANK'S 2003 TITHING PROGRAM

*Each one should use whatever gift he has received
to serve others, faithfully administering
God's grace in its various forms.*

– 1 PETER 4:10

As Bible-believing Christians and faithful stewards of God's blessings, Atlantic Stewardship Bank takes the Biblical concept of tithing, or devoting one-tenth to God, very seriously. In fact, the tithing program is an integral part of the Bank's corporate bylaws, which direct the Bank to donate ten percent of its pre-tax profits to Christian and civic organizations in the communities where the Bank maintains branches. Tithe recipients are selected at year-end after careful and prayerful consideration by the Bank's Board of Directors.

In 2003, the Bank made its largest tithe ever, sharing $512,000 with over 300 organizations. This was an increase of $87,000 over 2002. Since the program's inception in 1988, the Bank has been blessed with plentiful growth, enabling it to consistently increase its tithe year after year. To date, the Bank has surpassed $3,012,000 in total tithe donations.

Stewardship Financial Corporation – 2003 Tithe (In Thousands)



2003
$512
2002
$425
2001
$351
2000
$320
1999
$252

Scriptures concerning tithing can be found in Genesis 14:20 & 28:22, and Leviticus 27:30-33.



Alma Baxter, Manager of the Lafayette Avenue branch in Hawthorne, ready to assist customers in our converted Victorian home.



Atlantic
Stewardship
Bank

Ridgewood Branch Manager Diane Ingrassia, Jerry Wells of Midland Park Platform, and Nancy Rickenberg of Administration, working at the Christian Health Care Center of Wyckoff, NJ Golf Outing.

WE ARE PLEASED TO HAVE ASSISTED THE FOLLOWING ORGANIZATIONS WITH OUR 2003 TITHE DISTRIBUTION:

*Africa Inland Mission
*American Christian School
*Baptist Haiti Mission
*Bergen County Habitat For Humanity
* Bessie Green Community, Inc.
*Bethany Christian Services
*Bethlehem Ministries
*Brookdale Christian School
*Calvary Christian Academy
*Calvin College
*Calvin Theological Seminary
*Cary Christian Center, Inc.
Center for Food Action
*Christian Health Care Center
*Christian Radio Station WAWZ
*Christian Reformed World Relief Committee
*Christian Schools International Foundation Trust Fund
*Congress of National Black Churches CNBC/PNJA
*CUMAC-ECHO, Inc.
*Dawn Treader School (ECUMP)
*Eastern Christian Children's Retreat
*Eastern Christian School Association
*Eastern Home Mission Board
*Elim Christian School Foundation
*Eva's Village
*Faith Ministries
*Fellowship Homes
*Fig Orchard
*First Choice Women's Resource Centers
*Florence Christian Home
Foundation for the Handicapped
*Friendship Ministries
*Gideons International Lakeland Camp
*Gideons International Passaic Valley Camp
*Gideons International Paterson Camp
*Gideons International Ramapo Camp
*Good Shepherd Mission, Inc.
*Goshen Christian School
*Grace Counseling Ministries, Inc.
Hawthorne Board of Health – Food Pantry
*Hawthorne Christian Academy
*Hawthorne Ecumenical Social Service Fund – Food Pantry
*Holland Christian Home
*Hope for New York Mercy Ministries
*International Networx Mission
*Life Advocates, Inc.
*Little Sisters of the Poor
*Lord's Day Alliance of NJ
The Love Fund
*The Luke Society
*Madison Avenue Baptist Church/Academy
*Madison Avenue Crossroads Community Ministries
*Mary Help of Christians Academy
*Mid-Atlantic Mercy Ministries
*Midland Park Christian Book Store
*Mississippi Christian Family Services, Inc.
*Mustard Seed School
*Netherlands Reformed School
*New City Kids
*New Hope Community Development Center
*New Jersey Family Policy Council
*North Jersey Home School Association
*Operation Double Harvest School
*Partners for Christian Development
*Paterson Habitat for Humanity
Pequannock Township Food Pantry
*Prison Fellowship Ministries – Angel Tree Program
*RACOM Associates – Back to God Hour
*Ridgewood YMCA
*Ringwood Christian School
*Ron Hutchcraft Ministries
*St. Anthony's School
*St. Luke's Community Development Center
*St. Philip's – Camp Youth Development Program & Coffee Pot Ministry
*Siena Village at Wayne
Social Service Association of Ridgewood & Vicinity
*Sonshine Christian Academy
*Star of Hope Ministries, Inc.
*Strategic Prayer Command
*The Salvation Army – Paterson Branch
*Touch The World Ministries
*Trinity Christian School
*United Paterson Development FBO After School Literacy & Safe Space Programs
*Unity Christian Reformed Church After School Program
*Veritas Christian Academy
*Waldwick Seventh Day Adventist School
*Wayne Interfaith Network
*Westminster Theological Seminary
*World for Christ Crusade, Inc.
*Wyckoff Christian Pre-School
*Wyckoff Family YMCA
*Wyckoff Reformed Church Food Pantry

* Denotes Christian Charity

ADDITIONALLY, THE BANK HAS PROVIDED SUPPORT THROUGHOUT 2003 TO THE FOLLOWING ORGANIZATIONS:

American Cancer Society
American Cancer Society Bergen County
*American Family Association
American Heart Association
American Legion Auxiliary
American Red Cross Bergen Crossroads
The Arc of Bergen and Passaic Counties
Bergen County Christmas in April
Bergen County Community Housing In Partnership (CHIP)
Bergen County Mounted Deputy Sheriff's Association
Bergen County Special Olympics Team
Bergen Philharmonic Orchestra
Boys & Girls Club of Hawthorne
Boys & Girls Club of Paterson
Boy Scouts of America Northern NJ Council
Calvin Coolidge School PTO
Camp Hope of Hackensack Outreach (New Hope)
*Cathedral Choir
Children's Aid & Family Services, Inc.
Chilton Memorial Hospital Foundation
*Christian Overcomers
Cody's Foundation
Community Blood Services Foundation

BOUNTIFUL HARVEST

"It is with heartfelt thanksgiving to receive and accept your gift to Unity Church's After School Program (ASP).

Each year we begin to experience difficult financial pressures towards the end of December and the beginning of January. Your gift is an unexpected blessing.

Our after school program charges about 1/3 of other programs, thereby providing after school care to 30 children of lower-middle and low-income families. In addition to the pressure of this low income, the ASP board decided to take a step of faith and hire additional staff to refocus the program on education and social skills. Our hope was to provide a higher level of excellence in service to our children and better exemplify a witness to Christ.

With thanks to the talent and dedication of our staff, we can report that the program is flourishing with a waiting list of parents who wish to enroll additional children.

You were not aware at the time you gave, but know that your gift is an answer to our prayers.

Again, thank you from our hearts."

Fred Ever[illegible]
President of the Board
Unity Christian Reformed Church
After School Program
Prospect Park, NJ

"Thank you for your gift and for the good wishes you expressed in your letter.

The continuing generosity of your organization helps us in our attempts to assist the handicapped as they strive to assume a normal relationship with the world around them.

Once again, thank you for your Christian work."

J. Arthur [illegible]
Assistant Treasurer
Fellowship Homes, Inc.
Hawthorne, NJ

(Continued)

Community Meals, Inc.
Community School Annual Campaign
Co-Operative Nursery School
of Ridgewood
Creative Living Counseling Center
*Crispus Attucks School
Cystic Fibrosis Foundation
Deborah Hospital Foundation
*De Paul Catholic High School
*Don Bosco Prep High School
Emmanuel Cancer Foundation
*The Faith Foundation
Family Counseling Service Auxiliary
Flow Follies
Forum School
Foundation for Free Enterprise
Friends of the Hermitage
Friends of the Louis Bay 2nd Library
Friends of the Midland Park Library
Gift of Life – Rotary Clubs in
District 7490
Hawthorne Athletic Club
Hawthorne Baseball/
Softball Association
Hawthorne Caballeros
Hawthorne Chamber of Commerce
Hawthorne Community Library
Foundation, Inc.
Hawthorne Cubs Football Association
Hawthorne Domestic Violence
Response Team
Hawthorne Education Foundation
Hawthorne High School
Hawthorne High School PTO
Hawthorne High School – SHARE
Hawthorne Hurricanes
*Hawthorne Knights of Columbus
Hawthorne Lions Club
Hawthorne PBA Local #200
Hawthorne Rotary Club
Hawthorne Schools –
Board of Education
Hawthorne Soccer Association
Hawthorne Special Recreation
Hawthorne Thomas Jefferson
School PTO
Hawthorne Volunteer Fire Dept.
Hawthorne Fire Department
Ladies Auxiliary
Hawthorne Washington School PTO
Hawthorne William B. Mawhinney
Memorial Ambulance Corps.
*Healing The Children Midlantic, Inc.
*Hispanic Multi-Purpose
Service Center
*Holy Cross Nursery School
Hugh O'Brian Youth Leadership
(HOBY)
*Interchurch Softball League
*Interfaith Shelter & Community
Outreach
Jamboree Scholarship Fund, Inc.
Jerry Speziale Community Outreach
Foundation, Inc.
Kids on Patrol for Safety Foundation

*Kingdom of Might Ministries
*Knights of Columbus
Ramapo Valley Council
Leukemia & Lymphoma Society
Living Equally Among Peers
*Martin Luther King, Jr. –
Westside Presbyterian Church
*Mattaniah Choir Committee
Midland Park Ambulance Corps.
Midland Park Baseball Association
Midland Park Chamber of Commerce
Midland Park High School
Midland Park Lions Club
Midland Park/HoHoKus PBA
Midland Park Volunteer Fire Co.
& Auxiliary
Molly Foundation for Juvenile Diabetes
Morris County Boys & Girls Club
*New Bridge Services, Inc.
New Jersey Citizen Action
New Jersey Community
Development Corporation

Pequannock Township Little League
Pequannock Township Public Library
Pequannock Township Volunteer Fire
Department Engine #1
Pequannock UNICO
Pequannock Valley Rotary
The Phoenix Center
Pompton Falls Fire Department #3
Prospect Park Volunteer Fire Dept.
*Puritan Reformed
Theological Seminary
Ridgewood Baseball Association, Inc.
Ridgewood Chamber of Commerce
Ridgewood Choral
Ridgewood Downtown
for the Holidays
Ridgewood Education Foundation
Ridgewood Emergency Services
Ridgewood Fire Dept. Association
Ridgewood Fourth of July
Committee, Inc.
Ridgewood Girl Scout Hawes Troop



Catherine Munroe of the Bank Operations Division working on adjustments and item investigations.

New Jersey Community Loan Fund
New Jersey Landscape
Contractors Association
New Jersey Organization of
Cystic Fibrosis
New Jersey Right to Life
North Jersey Chorus
North Jersey Home School Association
*Northside Community Day Camp
*Our Lady of the Magnificat
Paramus Association for
Competitive Gymnastics
Paramus Girl's Softball
Passaic County Council on
Alcohol & Drub Abuse
Paterson Acorn
*Paterson Christian Community
Development
*Paterson YMCA
Pequannock High School
Panther Baseball
*Pequannock Holy Spirit School
Pequannock P.B.A. Local #172

Ridgewood High School
Ridgewood High School Band
Association
Ridgewood Lacrosse Association
*Ridgewood Our Lady of
Mount Carmel Youth Ministry
Ridgewood PBA Local #20
Ridgewood Public Library
Ridgewood Rotary Club
Ridgewood SHARE
Ridgewood Singers
Ridgewood Softball
*Ridgewood United Methodist Church
Ridgewood Woman's Club
*Ridgewood YWCA/YMCA
*St. Joseph's Paterson
Hospital Foundation
*St. Leon Armenian Church
*St. Philip's Academy
Shomrei Torah – Wayne Congregation
Sons of the American Legion Post
Special Olympics of New Jersey

Summit Speech School
Tomorrow's Children's Fund
Torpedoes Soccer Club
Tri County Chamber of Commerce –
Wayne
*Turning Point
Valley Hospital
Waldwick Baseball Association
Waldwick Education Foundation
Waldwick Fire Department
Waldwick High School
Waldwick Julia A. Traphagen
School PTO
Waldwick Lions Club
Waldwick PBA
Waldwick Police Department –
K-9 Unit
Waldwick Public Library
Waldwick Volunteer Ambulance Corps.
Wayne Adult Community Center, Inc.
Wayne Albert Payson
Terhune School, PTO
Wayne Boys and Girls Club
Wayne Boy Scout Troop 102
Wayne Community Foundation
Wayne Community Volunteer
Fire Company
Wayne Counseling and Family Services
Wayne Day, Inc.
Wayne Hills High School
Wayne Jewish Family & Children's
Service of NJ
Wayne Lafayette School PTO
Wayne Lions Club
Wayne Little League
Wayne Police Athletic League
Wayne PBA Local #136
Wayne Public Library
Wayne Rotary Club Foundation
*Wayne St. Joseph's Hospital
Foundation
Wayne Schuyler Colfax PTO
Wayne Township Health Department
Wayne Township Memorial
First Aid Squad
Wayne Township Parks and
Recreation Department
Wayne Wildcats
Wayne Valley High School
West Bergen Mental Healthcare, Inc.
William Paterson University
Wyckoff Baseball
Wyckoff Education Foundation
Wyckoff Fire Department
Wyckoff-Midland Park Rotary Club
*Wyckoff Reformed Church
Youth Ministry
Wyckoff Volunteer Ambulance Corps.
*YMCA of Yonkers
YM-YWHA of North Jersey
*YWCA of Bergen
Youth Consultation Service
Youth Self Development, Inc.

* Denotes Christian Charity

BOUNTIFUL HARVEST

Atlantic Stewardship Bank makes it a top priority to treat our customers with respect. To us, customer service goes far beyond good business; it's a relationship built on trust. That's why we strive to know each and every one of our customers by name, we remember them in our prayers, and we are honored when they take the time to speak of their appreciation.

"We are a small, independent pharmacy that's been in business for 21 years in a relatively small town. Going into Atlantic Stewardship Bank makes me feel like they've been here a long time too – it's a family kind of atmosphere where everyone knows everyone, and I like that. They'll do whatever it takes to make things work for me and my business. They listen to suggestions. They make themselves available. Atlantic Stewardship runs their banking business the way I run my pharmacy – large enough to serve your needs yet small enough to care."



Tony Taibi
Olsson's Pharmacy, Hawthorne, NJ

"Ridgewood Village Ford is located on 2-1/2 acres of property, currently financed through Atlantic Stewardship Bank. We also have our business account, mortgage account, payroll account, tax account, and credit line with Atlantic Stewardship. My personal accounts are there, too. I think they're the greatest people in the world! I've had experience with larger banks but none can match Atlantic Stewardship's personal touch. I haven't met a person at the Bank yet that hasn't been very helpful and outgoing; I just can't say enough nice things about them."



John Rozema
Ridgewood Village Ford, Ridgewood, NJ

"Swan Packaging is a mail-order fulfillment and packaging company that employs about 40 people. We came out of a very large bank where we felt like a small fish in a very big pond. But since we went with Atlantic Stewardship Bank, we feel like a member of the family. All our business accounts are there, as is my personal account. They're excellent people to work with; very hospitable and philanthropic. They go the extra step. And now that they've opened a new branch on Hamburg Turnpike, they're extremely convenient – they're right across the street!"



Tim Werkley
Swan Packaging, Wayne, NJ

"Your gift will be used to fulfill our mission 'to manifest the love and compassion of Jesus Christ by protecting and enhancing the lives of children and families through quality social services.'

We are extremely grateful for your partnership and commitment to the children and families we serve. Thank you for sharing a portion of the gifts that you've been given with Bethany, in order to accomplish this important mission.

For 60 years, Bethany Christian Services has been serving children and families in the name of Christ. Your support, prayers, and involvement will help our ministry for many years to come.

We celebrate what has been achieved through Bethany's ministry in 2003."

[illegible]
Bethany Christian Services
Midland Park, NJ

"Thank you for again supporting Hawthorne Christian Academy with a generous gift through Atlantic Stewardship's Tithing Program.

Your gift will be applied to the extension of Christian education to the young people who have been entrusted to us. This year we have nearly 470 students in our care.

It is our privilege to do business with a banking institution that so conscientiously follows Biblical standards in its dealings. May God continue to honor you as you honor Him."

[illegible]
Director of Operations
Hawthorne Christian Academy
Hawthorne, NJ

New for 2003

Escrow Savings Account – A single major account with sub accounts, all on one statement. Very convenient and easy to manage. Ideal for nursing homes, large apartment complexes, attorneys, real estate developers, etc.

Imaged Checking – Provides images of canceled checks on a single page included with the monthly statement. A real solution to the pileup of loose canceled checks. The check images are acceptable in a court of law.

Atlantic Stewardship Bank offers a wide range of products and services for individuals and businesses:

Home/Office Convenience
Online Banking at www.asbnow.com
Online Payment Partner
Phone Banking – 800-861-4361

Consumer Checking
Century Checking
ETA℠ Electronic Transfer Account
Free 55+ Checking
New Jersey Consumer Checking
NOW Account
Personal Checking
Student Advantage
MasterMoney™ Debit Card

Business Checking
Commercial Checking
Business Advantage
Municipal Checking
MasterMoney™ Debit Card

*Money Market**
Atlantic Money Market Account*
Premium Growth Account (PGA)*

*Savings**
Certificates of Deposit*
Holiday/Christmas Clubs
IRAs – Individual Retirement Accounts
Power Certificates of Deposit*
Statement Savings*
Kid's Statement Savings
Escrow Savings

*Loans**
Commercial Financing
Home Equity Lines of Credit
Installment Loans*
Mortgages*



Jennifer Batelli, Manager of the Goffle Road Branch, donating a trombone to the Hawthorne High School Marching Band Director.

Ready Reserve Credit
Student Loans
Credit Cards – VISA® and MasterCard®

Other Services:
Certified Checks
Direct Deposit – Payroll, Social Security
Discount Brokerage**
Drive-Up Banking (at certain branches)
Foreign Currency
Gift Checks
Interpreter Services
Merchant Services – Visa, MasterCard, Point-of-Sale
Money Orders
Night Deposit
Notary Services
Official Checks
Safe Deposit Boxes** (at certain branches)
Signature Guarantee
Travelers Checks**
Treasury Tax & Loan

* Personal and Business Accounts available

** Not FDIC insured

EQUAL HOUSING LENDER   MEMBER FDIC



The Bank was pleased to provide funding for the new worship and classroom building of the *Cornerstone Christian Church, Wyckoff, NJ. From left to right:* John Kish, *Ken Kruis, Pastor* Fred Provencher, Gordon Stanley, David Becker. From the Bank: Paul Van Ostenbridge, Raymond Santhouse, Dave Van Lenten.

BOUNTIFUL HARVEST

STEWARDSHIP FINANCIAL CORPORATION OFFICERS

Arie Leegwater
Chairman of the Board of Directors

John L. Steen
Vice Chairman of the Board of Directors

Paul Van Ostenbridge
President and Chief Executive Officer

Robert J. Turner
Secretary

Julie E. Holland
Vice President and Treasurer

Timothy G. Madden
Vice President

Angela Turi
Assistant Vice President

Ellie King
Assistant Secretary

ATLANTIC STEWARDSHIP BANK OFFICERS

Paul Van Ostenbridge
President and Chief Executive Officer

Julie E. Holland
Vice President and Treasurer

M. Bernard Joustra
Vice President

Timothy G. Madden
Vice President

Alma M. Baxter
Assistant Vice President

James S. Donado
Assistant Vice President

Robert A. Giannetti
Assistant Vice President

Diane Ingrassia
Assistant Vice President

John S. Krantz
Assistant Vice President

Elizabeth M. Lamb
Assistant Vice President

James O'Brien
Assistant Vice President

Cynthia Perrotta
Assistant Vice President

Richard D. Powers
Assistant Vice President

Raymond J. Santhouse
Assistant Vice President

Gail K. Tilstra
Assistant Vice President

Angela P. Turi
Assistant Vice President

David J. Van Lenten
Assistant Vice President

Christine Fiduccia
Assistant Secretary

Lorraine Kimball
Assistant Secretary

Ellie King
Assistant Secretary

Grace Lobbregt
Assistant Secretary

Kristine Rasile
Assistant Secretary

Louise H. Rohner
Assistant Secretary

David A. Struck
Assistant Secretary

Jennifer L. Batelli
Administrative Assistant

Leigh A. Knorr
Administrative Assistant

Virginia M. Lowe
Administrative Assistant

Jean M. Schaver
Administrative Assistant

Mary Beth Steiginga
Administrative Assistant

William J. Tussi
Administrative Assistant

Peggy J. Weber
Administrative Assistant

Patricia M. Weinstein
Administrative Assistant

Cynthia Woods-Daisley
Administrative Assistant

"Every year has special challenges, but it also has special blessings.

Already, the ministry of Florence Christian Home experiences God's blessings as it is the recipient of a donation from your bank's Tithing Program.

We thank you for your remembrance of our labor of love by presenting us with your check.

Be assured, the Lord will bless your gift. All gifts received are used to advance FCH's ministry to girls, as they are counseled and their needs are provided, both spiritually and physically.

We pray the Lord blesses all of you in your service to Him and also as you serve mankind in their financial needs. May God give us all fresh encouragement to be what He wants us to be."

Nell Harlog
Assistant Treasurer
Florence Christian Home
Wayne, NJ

"Thank you very much for your generous contribution for our ministry here in Newark, at the North Reformed Church. We feed many hungry families and also senior citizens each month. Our Bible studies during the week for the unemployed include a lunch for those who have little income."

Rev. Robert W. Barrowclough
Director
Bessie Green Community, Inc.
Newark, NJ

SHAREHOLDER VALUE – ORIGINAL INVESTOR

It is a pleasure to provide a history of Stewardship Financial Corporation's increasing shareholder value. The graph below provides the growth statistics.

Prior to the establishment of the Stewardship Financial Corporation holding company, the stock was originally issued in the name of Atlantic Stewardship Bank. The initial offering required a minimum purchase of 200 shares at a price of $10.00 per share.

The Corporation declared its first cash dividends in 1990 and cash dividends have since been paid annually. To assist interested shareholders in purchasing additional shares of stock, the Board of Directors introduced a Dividend Reinvestment Plan in 1994. The graph assumes that shareholders have taken advantage of the Dividend Reinvestment Plan. Adjustments have also been made for stock splits and stock dividends. The value at each year end is the number of shares multiplied by market price.

The original investments of 200 shares has grown to 1,394.2 shares at the end of 2003, and based on year-end market price, the original $2,000 investment has grown to $31,370. This equates to an annual growth rate of 16.5%.


$35,000
30,000
25,000
20,000
15,000
10,000
5,000
'85
'86
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03

CORPORATE ATTORNEYS

Stewardship Financial Corporation
McCarter & English, LLP
Attorneys at Law
4 Gateway Center
Newark, NJ 07102
973-622-4444

Atlantic Stewardship Bank
Hanse & Hanse
2035 E. Hamburg Turnpike
Wayne, NJ 07470
973-831-8700

STEWARDSHIP FINANCIAL CORPORATION STOCK

We are pleased to advise the following brokers make a market in Stewardship Financial Corporation stock:

Highlander Capital Group, Inc.
119 Littleton Road
Parsippany, NJ 07054
973-402-2700

McConnel, Budd & Romano
365 South Street
Morristown, NJ 07960
800-538-6957

Monroe Securities, Inc.
47 State Street
Rochester, NY 14614
800-766-5560

Ryan Beck & Company
220 South Orange Avenue
Livingston, NJ 07039
800-342-2325
and
222 Lakeview Avenue, 7th Floor
West Palm Beach, FL 33401
800-793-7226

STEWARDSHIP FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED FINANCIAL SUMMARY OF SELECTED FINANCIAL DATA

	December 31,				
	2003	2002	2001	2000	1999
	(Dollars in thousands, except per share amounts)				
Earnings Summary:					
Net interest income	$14,324	$12,507	$10,866	$10,349	$8,881
Provision for loan losses	(425)	(160)	(420)	(410)	(340)
Net interest income after provision for loan losses	13,899	12,347	10,446	9,939	8,541
Noninterest income	2,894	2,250	1,695	1,279	1,091
Noninterest expense	11,394	9,847	8,279	7,558	6,679
Income before income tax expense	5,399	4,750	3,862	3,660	2,953
Income tax expense	1,908	1,634	1,304	1,240	972
Net income	$3,491	$3,116	$2,558	$2,420	$1,981
Common Share Data: (1)					
Basic net income	$1.11	$1.01	$0.85	$0.81	$0.69
Diluted net income	1.10	1.00	0.84	0.81	0.68
Cash dividends declared	0.26	0.22	0.18	0.15	0.13
Book value at year end	8.58	7.66	6.80	6.07	5.24
Average shares outstanding	3,140	3,077	3,020	2,974	2,878
Shares outstanding at year end	3,165	3,111	3,025	3,002	2,917
Dividend payout ratio	23.37%	21.41%	21.81%	18.84%	18.53%
Selected Consolidated Ratios:					
Return on average assets	0.97%	1.03%	1.01%	1.11%	1.03%
Return on average stockholders' equity	13.68%	14.01%	13.09%	14.52%	13.77%
Average stockholders' equity as a percentage of average total assets	7.12%	7.36%	7.74%	7.67%	7.49%
Tier-I capital leverage (2)	8.89%	7.02%	7.45%	7.87%	7.52%
Tier-I risk based capital (3)	12.93%	10.53%	10.65%	11.01%	11.16%
Total risk based capital (3)	14.03%	11.74%	11.90%	12.26%	12.41%
Allowance for loan loss total to total loans	1.10%	1.24%	1.40%	1.30%	1.30%
Nonperforming loans to total loans	0.42%	0.62%	0.52%	0.45%	0.02%
Selected Year-end Balances:					
Total assets	$401,768	$331,087	$278,523	$231,159	$203,072
Total loans, net of allowance for loan loss	258,776	213,579	182,930	169,052	142,196
Total deposits	341,538	302,735	255,684	210,135	185,167
Stockholders' equity	27,149	23,817	20,553	18,208	15,286

(1) All share and per share amounts have been restated to reflect a 5% stock dividend paid November 2000, 2001, 2002 and 2003 and a 3 for 2 stock split that occurred in July 2003.

(2) As a percentage of average quarterly assets.

(3) As a percentage of total risk-weighted assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This section provides an analysis of the Stewardship Financial Corporation's (the "Corporation") consolidated financial condition and results of operations for the years ended December 31, 2003, 2002 and 2001. The analysis should be read in conjunction with the related audited consolidated financial statements and the accompanying notes presented elsewhere herein.

This annual report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and may be identified by the use of such words as "believe," "expect," "anticipate," "should," "plan," "estimate," and "potential." Examples of forward looking statements include, but are not limited to, estimates with respect to the financial condition, results of operations and business of the Corporation that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include: changes in general, economic and market conditions, legislative and regulatory conditions, or the development of an interest rate environment that adversely affects the Corporation's interest rate spread or other income anticipated from operations and investments. As used in this annual report, "we" and "us" and "our" refer to Stewardship Financial Corporation and its consolidated subsidiary, Atlantic Stewardship Bank, depending on the context.

Introduction

The Corporation, organized in January 1995, as a business corporation under the laws of the State of New Jersey, was established by the Board of Directors of Atlantic Stewardship Bank (the "Bank") to become a holding company for the Bank. The shareholders of the Bank approved the holding company formation at the annual meeting in 1996. After obtaining approval and submitting appropriate applications, the Corporation, on November 22, 1996, acquired all of the shares of the Bank in exchange for its own shares, on a share per share basis. The Bank, and its subsidiary, Stewardship Investment Corp., is now the wholly-owned subsidiary of the Corporation. The Corporation also formed a second subsidiary in 2003, Stewardship Statutory Trust I (the "Trust"). The Trust was formed to issue Trust Preferred Securities to enhance the capital position of the Corporation.

The Corporation conducts a general commercial and retail banking business encompassing a wide range of traditional deposit and lending functions along with the other customary banking services. Stewardship Investment Corporation is a wholly-owned nonbank subsidiary of Atlantic Stewardship Bank, whose primary business is to own and manage the Bank's investment portfolio. The Corporation earns income and generates cash primarily through the deposit gathering activities of the branch network These deposits are then utilized to fund the Corporation's lending and investing activities.

The Corporation is affected by the overall economic conditions in northern New Jersey, interest rate and yield curve environment, and the national economy. These factors are relevant because they will affect the Corporation's ability to attract specific deposit products, invest in loan and investment products, and earn acceptable profits without incurring increased risks.

When evaluating the financial condition and operating performance of the organization, management reviews historical trends and peer comparisons of the growth of the organization, asset and deposit concentrations, interest margin analysis, adequacy of loan loss reserve and loan quality performance, adequacy of capital under current positions as well as to support future expansion, adequacy of liquidity, and overall quality of earnings performance.

The Corporation has developed a strong deposit base with good franchise value. Our challenges are to continue to grow the deposit base of existing branches, explore new branch opportunities, provide adequate technological enhancements to achieve efficiencies and deliver strong products, and provide the highest level of customer service.

The Corporation implemented a strategy to raise capital during 2003 to support the future growth of the organization. In September 2003, the Corporation formed a new subsidiary, Stewardship Statutory Trust I (the "Trust"). The Trust, a statutory business trust, issued $7.0 million Fixed/Floating Rate Capital Securities ("Capital Securities") due September 17, 2033. The proceeds from this issuance were used to purchase from the Corporation, $7.0 million of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures ("Debentures") also maturing September 17, 2033. The Capital Securities and the Debentures both bear a fixed interest rate of 6.75% until September 17, 2008 and thereafter shall float quarterly at a rate of 3-Month LIBOR plus 2.95%. Both the Capital Securities and the Debentures are redeemable quarterly beginning September 17, 2008.

The proceeds from the Debentures were use to provide a capital infusion into the Bank and to purchase investment securities. The Corporation purchased 1.5 million shares of common stock of the Bank at $20.00 per share. In December 2003, the Corporation entered into a $20.0 million leveraging strategy to help cover the cost of raising capital. The leveraging strategy consisted of $20.0 million in Federal Home Loan Bank ("FHLB") borrowings, the proceeds of which were utilized to purchase agency and mortgage-backed securities.

Critical Accounting Policies And Estimates

"Management's Discussion and Analysis of Financial Condition and Results of Operation," is based upon the Corporation's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Corporation to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Corporation's Audited Consolidated Financial Statements for the year ended December 31, 2003 contains a summary of the Corporation's significant accounting policies. Management believes the Corporation's policy with respect to the methodology for the determination of the allowance for loan losses involves a higher degree of complexity and requires management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact results of operations. This critical policy and its application are periodically reviewed with the Audit Committee and the Board of Directors.

The allowance for loan losses is based upon management's evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the portfolio, giving consideration to the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, detailed analysis of individual loans for which full collectibility may not be assured, the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans, and current economic and market conditions. Although management uses the best information available, the level of the allowance for loan losses remains an estimate, which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of the Corporation's loans are secured by real estate in the State of New Jersey. Accordingly, the collectibility of a substantial portion of the carrying value of the Corporation's loan portfolio is susceptible to changes in local market conditions and may be adversely affected should real estate values decline or the northern New Jersey area experience an adverse economic shock. Future adjustments to the allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond the Corporation's control.

Earnings Summary

The Corporation reported net income of $3.5 million, or $1.10 diluted earnings per share, for the year ended December 31, 2003, an increase of $375,000, or 12.0%, above the $3.1 million recorded for 2002. Earnings for 2002 had increased $558,000, or 21.8%, over the 2001 earnings of $2.6 million. Earnings have increased in both years as a result of increases in net interest income and noninterest income offset by increases in noninterest expense.

Although interest rates continued to decline in 2003, the Corporation's net interest income increased $1.8 million, contributing to the increased earnings per share. An increase in the average loan and investment volume helped to offset the decline in interest rates.

The return on average assets decreased in 2003 to 0.97% from 1.03% in 2002. The return on average equity decreased to 13.68% in 2003 from 14.01% in 2002. These decreases were due to the pressure on net interest margin and the increase in the provision for loan loss.

Results of Operations

Net Interest Income

The Corporation's principal source of revenue is the net interest income derived from the Bank, which represents the difference between the interest earned on assets and interest paid on funds acquired to support those assets. Net interest income is affected by the balances and mix of interest-earning assets and interest-bearing liabilities, changes in their corresponding yields and costs, and by the volume of interest-earning assets funded by noninterest-bearing deposits. The Corporation's principal interest-earning assets are loans made to businesses and individuals, investment securities, and federal funds sold.

In 2003, net interest income, on a tax equivalent basis, increased to $14.6 million from $12.8 million in 2002, an increase of $1.8 million, or 14.2%. This was caused by an increase of $14.0 million, or 20.9%, in net average interest-earning assets (average interest-earning assets less average interest-bearing liabilities).

Interest income, on a tax equivalent basis, increased $1.1 million, or 6.3%, during 2003 to $19.2 million from $18.1 million earned during 2002. The increase was due to an increase in the average volume of interest-earning assets partially offset by a decrease in yields on interest-earning assets. Average interest-earning assets increased $54.1 million in 2003, or 18.9%, over the 2002 amount with average loans attributing to $43.8 million of the increase due primarily to the Corporation's increased competitiveness within the marketplace and the attractive level of interest rates.

Interest expense decreased $680,000, or 12.9%, during 2003 to $4.6 million. The decrease was due to a declining rate environment partially offset by an increase in average interest-bearing liabilities of $40.0 million, or 18.3%, to $258.3 million during 2003. Yields on interest-bearing liabilities decreased to 1.78% during 2003 from 2.41% during 2002. Despite customer movements to interest bearing deposits, average noninterest-bearing demand deposits increased $12.9 million, or 21.6%, to $72.7 million during 2003.

In 2002, net interest income, on a tax equivalent basis, increased to $12.8 million from $11.1 million in 2001, an increase of $1.7 million, or 15.4%. Interest income, on a tax equivalent basis, increased $252,000, or 1.4%, during 2002 to $18.1 million from $17.8 million earned in 2001. The increase was due to an increase in the average volume of interest-earning assets offset by a decrease in yields on interest-earning assets. Average interest-earning assets increased $47.3 million in 2002, or 19.9%, over the 2001 amount. Interest expense decreased $1.5 million or 21.7%, during 2002. The decrease was due to the decline in interest rates from 3.72% in 2001 to 2.41% in 2002, partially offset by an increase in average interest-bearing liabilities. Average noninterest-bearing demand deposits increased $9.1 million, or 17.9%, to $59.8 million during 2002.

The following table reflects the components of the Corporation's net interest income for the years ended December 31, 2003, 2002 and 2001 including, (1) average assets, liabilities, and stockholders' equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, and (4) net yield on interest-earning assets. Nontaxable income from investment securities is presented on a tax-equivalent basis assuming a statutory tax rate of 34% and compliance with Section 291 of the Internal Revenue Code for 2003, 2002 and 2001. This was accomplished by adjusting this income upward to make it equivalent to the level of taxable income required to earn the same amount after taxes.

	2003			2002			2001		
	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid
	(Dollars in thousands)								
Assets									
Interest-earning assets:									
Loans (1)	$242,530	$16,091	6.63%	$198,737	$14,673	7.38%	$180,926	$14,836	8.20%
Taxable investment securities (1)	59,097	1,929	3.26	41,026	1,970	4.80	26,328	1,616	6.14
Tax-exempt investment securities (1) (2)	20,385	1,051	5.16	19,766	1,075	5.44	16,007	904	5.65
Other interest-earning assets	17,680	168	0.95	26,106	380	1.46	15,036	490	3.26
Total interest-earning assets	339,692	19,239	5.66	285,635	18,098	6.34	238,297	17,846	7.49
Non-interest-earning assets:									
Allowance for loan losses	(2,839)			(2,663)			(2,423)		
Other assets	21,816			19,424			16,572		
Total assets	$358,669			$302,396			$252,446		
Liabilities and Stockholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand deposits	$115,383	$ 1,058	0.92%	$ 98,503	$ 1,314	1.33%	$ 79,965	$ 2,038	2.55%
Savings deposits	41,767	325	0.78	31,486	336	1.07	22,704	319	1.41
Time deposits	94,047	2,975	3.16	87,296	3,592	4.11	77,180	4,323	5.60
Repurchase agreements	3,998	57	1.43	1,030	29	2.82	1,107	49	4.43
FHLB borrowings	1,041	35	3.36	—	—	—	—	—	—
Subordinated debenture	2,097	141	6.72	—	—	—	—	—	—
Total interest-bearing liabilities	258,333	4,591	1.78	218,315	5,271	2.41	180,956	6,729	3.72
Non-interest-bearing liabilities:									
Demand deposits	72,687			59,784			50,702		
Other liabilities	2,126			2,047			1,256		
Stockholders' equity	25,523			22,250			19,532		
Total liabilities and stockholders' equity	$358,669			$302,396			$252,446		
Net interest income (taxable equivalent basis)		14,648			12,827			11,117	
Tax equivalent adjustment		(324)			(320)			(251)	
Net interest income		$14,324			$12,507			$10,866	
Net interest spread (taxable equivalent basis)			3.88%			3.93%			3.77%
Net yield on interest-earning assets (taxable equivalent basis) (3)			4.31%			4.49 %			4.67 %

(1) For purpose of these calculations, nonaccruing loans are included in the average balance. Fees are included in loan interest. Loans and total interest-earning assets are net of unearned income. Securities are included at amortized cost.

(2) The tax equivalent adjustments are based on a marginal tax rate of 34% and the provisions of Section 291 of the Internal Revenue Code.

(3) Net interest income (taxable equivalent basis) divided by average interest-earning assets.

The following table analyzes net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in yields earned and rates paid on such assets and liabilities on a tax equivalent basis. The table reflects the extent to which changes in the Corporation's interest income and interest expense are attributable to changes in volume (changes in volume multiplied by prior year rate) and changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

	2003 Versus 2002			2002 Versus 2001		
	(In thousands)					
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in		
	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Loans	$3,009	$(1,591)	$1,418	$2,050	$ (632)	$ 1,418
Taxable investment securities	707	(748)	(41)	75	(93)	(18)
Tax-exempt investment securities	33	(57)	(24)	101	(24)	77
Other interest-earning assets	(102)	(110)	(212)	246	(382)	(136)
Total interest-earning assets	3,647	(2,506)	1,141	2,472	(1,131)	1,341
Interest expense:						
Interest-bearing demand deposits	$200	$(456)	$(256)	$268	$(460)	$(192)
Savings deposits	93	(104)	(11)	20	(29)	(9)
Time deposits	262	(879)	(617)	913	114	1,027
Repurchase agreements	48	(20)	28	(11)	(10)	(21)
FHLB borrowings	35	—	35	—	—	—
Subordinated debenture	141	—	141	—	—	—
Total interest-bearing liabilities	779	(1,459)	(680)	1,190	(385)	805
Net change in net interest income	$2,868	$(1,047)	$1,821	$1,282	$(746)	$536

Provision for Loan Losses

The Corporation maintains an allowance for loan losses considered by management to be adequate to cover the inherent risk of loss associated with its loan portfolio. On an ongoing basis, management analyzes the adequacy of this allowance by considering the nature and volume of the Corporation's loan activity, financial condition of the borrower, fair market value of underlying collateral, and changes in general market conditions. Additions to the allowance for loan losses are charged to operations in the appropriate period. Actual loan losses, net of recoveries, serve to reduce the allowance. The appropriate level of the allowance for loan losses is based on estimates, and ultimate losses may vary from current estimates.

The loan loss provision totaled $425,000 in 2003 representing a 165.6% increase from the 2002 provision of $160,000. This increase was due to the strong growth in the loan portfolio in 2003. The 2002 provision decreased 61.9% from the 2001 provision of $420,000.

Noninterest Income

Noninterest income consists of all income other than interest income and is principally derived from service charges on deposits, gains on sales of mortgage loans, fees on safe deposit boxes, credit card merchant income and income derived from debit cards and ATM usage.

Noninterest income increased $644,000, or 28.6%, to $2.9 million during the year ended December 31, 2003, when compared with $2.3 million during the 2002 period. The increase in noninterest income resulted primarily from an increase in fees and service charges on deposit accounts of $317,000 to $2.1 million for the year ended December 31, 2003 due to an increase in the deposit base and income derived from merchant card processing. Gain on sales of mortgage loans increased $203,000 to $451,000 for 2003 due to an increase in the volume of loans originated for sale brought about by the high refinancing activity associated with the low mortgage interest rate environment. Also contributing to the strong increase in noninterest income was the gain on sales of securities of $49,000 and a gain on the sale of a real estate property of $54,000. This property had been purchased in 2001 for a potential branch site. During 2002, the Corporation made the decision to locate the branch in an alternative location and sell the property. The sale was consummated during the first quarter of 2003.

Noninterest income increased by $555,000, or 32.7%, to $2.3 million during the year ended December 31, 2002, when compared with $1.7 million during the 2001 period. The increase resulted primarily from an increase in fees and service charges and a volume related increase in gain on sales of mortgage loans.

Noninterest Expense

Although management is committed to containing noninterest expense, the continued growth of the Corporation has caused noninterest expense to increase by $1.5 million, or 15.7%, to $11.4 million for the year ended December 31, 2003, compared to $9.8 million for the same period in 2002. Salaries and employee benefits, the major component of noninterest expense, increased $727,000, or 15.6%. The increase was due primarily to additions to staff for the lending, branch administration and deposit operations departments, staffing for the new branch office opened in November 2003 in Wayne, New Jersey and general merit and salary increases. Occupancy and equipment increased $141,000, or 10.9%, primarily due to the increase in our branch facilities. Data processing expense increased $236,000, or 34.6%, due to the increase in our deposit base, the conversion to a check imaging platform, the outsourcing of our statement rendering function and the enhancements to our online banking product. Although management believes that data processing expense will continue to increase, the check imaging conversion will allow the Corporation to more efficiently provide research and customer service to our customer base. Miscellaneous expenses increased $345,000, or 15.7%, due to increased activity in credit card merchant processing and overall support of the general growth of the Corporation.

In accordance with its By-laws to tithe 10% of its pre-tax profits to various charities, the Corporation had charitable contributions totaling $512,000 for the year ended December 31, 2003, an increase of $87,000, or 20.4%, over the same period in 2002.

Noninterest expense increased $1.6 million, or 18.9%, to $9.8 million for the year ended December 31, 2002, compared to $8.3 million for the same period in 2001. Increases in salaries and employee benefits were primarily a result of new personnel hires in lending, deposit operations, and branches. Data processing expense increased due to the upgrading of our online banking and billpay product and servicing a new consumer debit card product.

Income Taxes

Income tax expense totaled $1.9 million for the year ended December 31, 2003, for an effective tax rate of 35.3%, compared to an effective tax rate of 34.4% for the year ended December 31, 2002. The increase in the effective tax rate can be attributed to less income being generated through the investment subsidiary. Income tax expense totaled $1.3 million for the year ended December 31, 2001, for an effective tax rate of 33.8%.

Financial Condition

Total assets at December 31, 2003 were $401.8 million, an increase of $70.7 million, or 21.3%, over the $331.1 million at December 31, 2002. This increase in assets reflects, among other things, a $45.2 million increase in net loans held for portfolio and an increase of $48.5 million in securities available for sale, partially offset by a decrease in cash and cash equivalents of $14.3 million and in securities held to maturity of $8.5 million. Despite principal repayments and refinancings, the Corporation showed strong growth in loan generation. The leveraging transaction, entered into in December, accounted for $20.0 million in new investment purchases in securities available for sale. During the second half of the year, management redeployed Federal funds sold and other interest earning assets into the securities available for sale portfolio in order to improve earnings on these funds.

Loan Portfolio

The Corporation's loan portfolio at December 31, 2003, net of allowance for loan losses, totaled $258.8 million, an increase of $45.2 million, or 21.2%, over the $213.6 million at December 31, 2002. Commercial real estate mortgage loans consisting of $109.7 million, or 41.9% of the total portfolio, comprised the largest portion of the loan portfolio. This represented an increase of $21.1 million, or 23.8%, from $88.6 million at December 31, 2002. Commercial loans increased $10.7 million and residential mortgages increased $5.1 million. The residential real estate market in northern New Jersey was strong due to the declining rate environment and the Corporation continued its policy of selling the majority of its fixed rate residential real estate loans in the secondary market.

The Corporation's lending activities are concentrated in loans secured by real estate located in northern New Jersey and therefore collectibility of the loan portfolio is susceptible to changes in real estate market conditions in the northern New Jersey market. The Corporation has not made loans to borrowers outside the United States.

At December 31, 2003, there were no concentrations of loans exceeding 10% of total loans outstanding. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other related conditions.

The following table sets forth the classification of the Corporation's loans by major category at the end of the last five years:

	December 31,				
	2003	2002	2001	2000	1999
			(in thousands)		
Real estate mortgage:					
Residential	$ 44,835	$ 39,705	$ 36,394	$ 34,652	$ 31,716
Commercial	109,708	88,593	72,262	64,473	53,609
Commercial loans	48,950	38,228	32,871	30,326	21,838
Consumer loans:					
Installment (1)	41,067	37,293	35,961	35,011	32,110
Home equity	17,181	12,471	7,944	6,699	4,742
Other	238	241	243	234	175
Total loans	261,979	216,531	185,675	171,395	144,190
Less: Allowance for loan losses	2,888	2,689	2,602	2,223	1,874
Deferred loan fees	315	263	143	120	120
Net loans	$258,776	$213,579	$182,930	$169,052	$142,196

(1) Includes automobile, home improvement, second mortgages and unsecured loans.

The following table sets forth certain categories of gross loans as of December 31, 2003 by contractual maturity. Borrowers may have the right to prepay obligations with or without prepayment penalties. This might cause actual maturities to differ from the contractual maturities summarized below.

	Within 1 Year	After 1 Year But Within 5 Years	After 5 Years	Total
		(In thousands)		
Real estate mortgage	$14,984	$21,123	$118,436	$154,543
Commercial	22,446	24,207	2,297	48,950
Consumer	2,458	11,762	44,266	58,486
Total gross loans	$39,888	$57,092	$164,999	$261,979

The following table sets forth the dollar amount of all gross loans due one year or more after December 31, 2003, which have predetermined interest rates or floating or adjustable interest rates:

	Predetermined Rates	Floating or Adjustable Rates	Total
		(In thousands)	
Real estate mortgage	$ 71,473	$ 68,086	$139,559
Commercial	13,212	13,292	26,504
Consumer	35,307	20,721	56,028
	$119,992	$102,099	$222,091

Asset Quality

The Corporation's principal earning asset is its loan portfolio. Inherent in the lending function is the risk of deterioration in a borrower's ability to repay loans under existing loan agreements. Management realizes that because of this risk, reserves are maintained to absorb potential loan losses. In determining the adequacy of the allowance for loan losses, management of the Corporation considers the risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with general economic and real estate market conditions. Although management attempts to establish a reserve sufficient to offset potential losses in the portfolio, changes in economic conditions, regulatory policies and borrower's performance could require future changes to the allowance.

The Corporation utilizes a two tier approach by (1) identifying problem loans and allocating specific loss allowances on such loans and (2) establishing a general valuation allowance on the remainder of its loan portfolio. The Corporation maintains a loan review system that allows for a periodic review of its loan portfolio and the early identification of potential problem loans. Such a system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. Allocations of specific loan loss allowances are established for identified loans based on a review of such information and/or appraisals of underlying collateral. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loss experience, composition of loan portfolio, current economic conditions and management's judgment.

The Corporation's accounting policies are set forth in Note 1 to the audited financial statements. The application of certain of these policies require significant management judgment and the utilization of estimates. Actual results could differ from these judgments and estimates resulting in a significant impact on the financial statements. A critical accounting policy for the Corporation is the policy utilized in determining the adequacy of the allowance for loan losses. Although management uses the best information available, the level of the allowance for loan losses remains an estimate which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of the Corporation's loans are secured by real estate in the State of New Jersey. Accordingly, the collectibility of a substantial portion of the carrying value of the Corporation's loan portfolio is susceptible to changes in the local market conditions and may be adversely affected should real estate values decline or the northern New Jersey area experience an adverse economic shock. Future adjustments to the allowance may be necessary due to economic, operating, regulatory, and other conditions beyond the Corporation's control. The allowance for loan losses represents 1.1% of total loans, or 2.6 times non-performing loans at December 31, 2003, compared with 1.2% of total loans or 2.0 times non-performing loans at December 31, 2002. In management's opinion, the allowance for loan losses totaling $2.9 million is adequate to cover losses inherent in the portfolio at December 31, 2003.

Nonperforming Assets

Nonperforming assets include nonaccrual loans, restructured loans, loans past due 90 days or more and accruing, and other real estate owned. The Corporation's loans are generally placed in a nonaccrual status when they become past due in excess of 90 days as to payment of principal and interest. Interest previously accrued on these loans and not yet paid is charged against income during the current period. Interest earned thereafter is only included in income to the extent that it is received in cash. Loans past due 90 days or more and accruing represent those loans which are sufficiently collateralized and management believes all interest and principal owed will be collected. Restructured loans are loans that have been renegotiated to permit a borrower, who has incurred adverse financial circumstances, to continue to perform. Management can reduce the contractual interest rates to below market rates or make significant concessions to the terms of the loan in order for the borrower to continue to make payments.

The following table sets forth certain information regarding the Corporation's nonperforming loans as of December 31 of each of the preceding five years:

	December 31,				
	2003	2002	2001	2000	1999
	(Dollars in thousands)				
Nonaccrual loans: (1)					
Commercial real estate	$ 83	$ 80	$ 77	$ —	$ —
Commercial	163	326	—	728	—
Consumer	11	89	86	—	—
Total nonaccrual loans	257	495	163	728	—
Loans past due ninety days or more and accruing: (2)					
Commercial	314	—	14	18	—
Consumer	6	4	8	—	—
Total loans past due ninety days or more and accruing	320	4	22	18	—
Restructured loans:					
Commercial	269	451	357	19	25
Consumer	244	397	430	—	—
Total restructured loans	513	848	787	19	25
Total nonperforming loans	$1,090	$1,347	$ 972	$ 765	$ 25
Nonaccrual loans to total gross loans	0.10%	0.23%	0.09%	0.42%	0.00%
Nonperforming loans to total gross loans	0.42%	0.62%	0.52%	0.45%	0.02%
Nonperforming loans to total assets	0.27%	0.41%	0.35%	0.33%	0.01%
Allowance for loan losses to nonperforming loans	264.95%	199.63%	267.70%	290.59%	7,493.62%

(1) Restructured loans classified as nonaccrual for the years ended December 31, 2003 and 2002 were $174,000 and $329,000, respectively.

(2) There were approximately $150,000 restructured loans classified as loans past due ninety days or more and accruing at December 31, 2003. Restructured loans classified as loans past due ninety days or more and accruing at December 31, 2001 totaled $14,000.

There were no loans, other than those included in the above table, where the Corporation was aware of any credit conditions of any borrowers that would indicate a strong possibility of the borrowers not complying with the present terms and conditions of repayment and which may result in such loans being included as nonaccrual, past due or restructured at a future date.

The following table sets forth, for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, the historical relationships among the allowance for loan losses, the provision for loan losses, the amount of loans charged off and the amount of loan recoveries:

	2003	2002	2001	2000	1999
	(Dollars in thousands)				
Balance at beginning of period	$2,689	$2,602	$2,223	$1,874	$1,542
Loans charged off:					
Commercial	173	65	—	37	11
Consumer	56	25	49	29	26
Total loans charged off	229	90	49	66	37
Recoveries of loans previously charged off:					
Commercial real estate	—	—	—	—	12
Commercial	1	9	5	5	5
Consumer	2	8	3	—	12
Total recoveries of loans previously charged off	3	17	8	5	29
Net loans charged off	226	73	41	61	8
Provisions charged to operations	425	160	420	410	340
Balance at end of period	$2,888	$2,689	$2,602	$2,223	$1,874
Net charge offs during the period to average loans outstanding during the period	0.10%	0.04%	0.02%	0.04%	0.01%
Balance of allowance for loan losses at the end of year to gross year end loans	1.10%	1.24%	1.40%	1.30%	1.30%

The following table sets forth the allocation of the allowance for loan losses at the dates indicated by category loans:

	2003		2002		2001		2000		1999	
	Amount	Percent to Total (1)	Amount	Percent to Total (1)	Amount	Percent to Total (1)	Amount	Percent to Total (1)	Amount	Percent to Total (1)
	(Dollars in thousands)									
Real estate - residential	$ 306	17.1%	$ 289	18.3%	$ 316	19.6%	$ 278	20.2%	$ 246	22.0%
Real estate - commercial	1038	41.9%	911	40.9%	857	38.9%	699	37.6%	562	37.2%
Commercial	910	18.7%	906	17.7%	849	17.7%	741	17.7%	623	15.1%
Consumer	634	22.3%	583	23.1%	580	23.8%	505	24.5%	443	25.7%
Total allowance for loan losses	$2,888	100.0%	$2,689	100.0%	$2,602	100.0%	$2,223	100.0%	$1,874	100.0%

(1) Represents percentage of loan balance in category to total gross loans.

Investment Portfolio

The Corporation maintains an investment portfolio to enhance its yields and to provide a secondary source of liquidity. The portfolio is comprised of U.S. Treasury securities, U.S. government and agency obligations, mortgage-backed securities, and state and political subdivision obligations and has been classified as held to maturity or available for sale. Investments in debt securities that the Corporation has the positive intent and the ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. All other securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses reported in a separate component of stockholders' equity. Securities in the available for sale category may be held for indefinite periods of time and include securities that management intends to use as part of its Asset/Liability strategy or that may be sold in response to changes in interest rates, changes in prepayment risks, the need to provide liquidity, the need to increase regulatory capital or similar factors. Securities available for sale increased to $61.3 million at December 31, 2003, from $12.8 million at December 31, 2002, an increase of $48.5 million, or 378.5%. The large increase can be attributable to $20.0 million in purchases to fund the leveraging strategy and remaining purchases to redeploy liquid investments. Securities held to maturity decreased $8.5 million, or 14.0%, to $52.4 million at December 31, 2003 from $60.9 million at December 31, 2002. Maturities and principal paydowns were reinvested in the lending portfolio.

The following table sets forth the classification of the Corporation's investment securities by major category at the end of the last three years:

	December 31, 2003		2002		2001	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Securities available for sale:						
U.S. Treasury	$ 500	0.8%	$ —	0.0%	$ 514	4.1%
U.S. government agencies	22,144	36.1%	2,733	21.3%	4,169	33.2%
Obligations of state and political subdivisions	1,406	2.3%	821	6.4%	1,081	8.6%
Mortgage-backed securities	37,255	60.8%	9,258	72.3%	6,785	54.1%
Total	$61,305	100.0%	$12,812	100.0%	$12,549	100.0%
Securities held to maturity:						
U.S. Treasury	$ 1,011	1.9%	$1,514	2.5%	$ 1,517	4.0%
U.S. government agencies	12,756	24.4%	13,125	21.6%	7,894	20.8%
Obligations of state and political subdivisions	19,686	37.6%	20,060	32.9%	16,470	43.5%
Mortgage-backed securities	18,907	36.1%	26,188	43.0%	11,991	31.7%
Total	$52,360	100.0%	$60,887	100.0%	$37,872	100.0%

The following table sets forth the maturity distribution and weighted average yields (calculated on the basis of stated yields to maturity, considering applicable premium or discount) of the Corporation's securities available for sale as of December 31, 2003. Issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This might cause actual maturities to differ from the contractual maturities.

	Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
	(Dollars in thousands)				
U.S. Treasury :					
Carrying value	$ —	$ 500	$ —	$ —	$ 500
Yield	—	1.61%	—	—	1.61%
U.S. government agencies :					
Carrying value	—	20,146	1,998	—	22,144
Yield	—	2.76%	3.50%	—	2.82%
Obligations of state and political subdivisions :					
Carrying value	179	1,227	—	—	1,406
Yield	4.23%	1.95%	—	—	2.24%
Mortgage-backed securities :					
Carrying value	—	746	10,252	26,257	37,255
Yield	—	4.38%	3.80%	4.70%	4.44%
Total carrying value	$179	$22,619	$12,250	$26,257	$61,305
Weighted average yield	4.23%	2.71%	3.75%	4.70%	3.78%

The following table sets forth the maturity distribution and weighted average yields (calculated on the basis of stated yields to maturity, considering applicable premium or discount) of the Corporation's securities held to maturity as of December 31, 2003. Issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This might cause actual maturities to differ from contractual maturities.

	Within 1 Year	After 1 Year But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
			(Dollars in thousands)		
U.S. Treasury :					
Carrying value	$ —	$ 1,011	$ —	$ —	$ 1,011
Yield	—	4.28%	—	—	4.28%
U.S. government agencies :					
Carrying value	250	12,506	—	—	12,756
Yield	6.78%	2.94%	—	—	3.02%
Obligations of state and political subdivisions :					
Carrying value	3,725	15,961	—	—	19,686
Yield	4.02%	3.36%	—	—	3.49%
Mortgage-backed securities :					
Carrying value	81	461	3,491	14,874	18,907
Yield	6.19%	5.08%	4.25%	4.94%	4.82%
Total carrying value	$4,056	$29,939	$3,491	$14,874	$52,360
Weighted average yield	4.23%	3.24%	4.25%	4.94%	3.87%

Deposits

Corporation deposits at December 31, 2003 totaled $341.5 million, an increase of $38.8 million, or 12.8%, over the comparable period of 2002, when deposits totaled $302.7 million. The Corporation attributes this increase to competitive products and services being offered to our customer base as well as newer branch locations expanding our market area.

The following table sets forth the classification of the Corporation's deposits by major category as of December 31 of each of the preceding years:

	December 31,					
	2003		2002		2001	
	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)			
Noninterest-bearing demand	$ 80,845	23.7%	$ 69,344	22.9%	$ 57,581	22.5%
Interest-bearing demand	119,663	35.0%	101,191	33.5%	91,694	35.9%
Saving deposits	45,051	13.2%	38,242	12.6%	25,748	10.1%
Time deposits	95,979	28.1%	93,958	31.0%	80,661	31.5%
Total	$341,538	100.0%	$302,735	100.0%	$255,684	100.0%

As of December 31, 2003, the aggregate amount of outstanding time deposits issued in amounts of $100,000 or more, broken down by time remaining to maturity, was as follows (in thousands):

Three months or less	$ 9,608
Four months through six months	4,191
Seven months through twelve months	4,898
Over twelve months	10,658
Total	$29,355

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Corporation's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. Management actively monitors and manages its interest rate risk exposure.

The Corporation's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Corporation's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The Corporation monitors the impact of changes in interest rates on its net interest income using several tools. One measure of the Corporation's exposure to differential changes in interest rates between assets and liabilities is shown in the Corporation's Maturity and Repricing Analysis under the Interest Rate Sensitivity caption below.

The Corporation's primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on the Corporation's net interest income and capital, while structuring the asset-liability structure to obtain the maximum yield-cost spread on that structure. The Corporation relies primarily on its asset-liability structure to control interest rate risk.

The Corporation continually evaluates interest rate risk management opportunities, including the use of derivative financial instruments. Management believes that hedging instruments currently available are not cost effective, and therefore, has focused its efforts on increasing the Corporation's yield-cost spread through retail growth opportunities.

The following table shows the Corporation's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at December 31, 2003. Market rate sensitive instruments are generally defined as on and off balance sheet derivatives and other financial instruments. Expected maturities are contractual maturities adjusted for projected payments of principal. The actual maturities of these instruments could vary substantially if future prepayments differ from the projections. For non-maturity deposit liabilities, in accordance with standard industry practice, "decay factors" were used to estimate deposit runoff.

	Average Interest Rate	2004	2005	2006	2007	2008	Thereafter	Balance	Fair Value
					(Dollars in thousands)				
Interest-Sensitive Assets:									
Federal funds sold	0.52%	$ 1,300	$ —	$ —	$ —	$ —	$ —	$ 1,300	$ 1,300
Interest-bearing due from banks	0.69%	1,680	—	—	—	—	—	1,680	1,680
Other interest-earning assets	0.89%	517	—	—	—	—	—	517	517
Loans:									
Real estate mortgage	6.57%	21,475	8,920	8,718	17,340	9,826	88,264	154,543	155,018
Commercial	5.97%	25,549	10,295	6,159	2,594	3,350	1,004	48,951	48,675
Consumer	5.78%	10,831	5,089	5,179	5,374	4,720	27,292	58,485	58,972
Mortgage loans held for sale	5.17%	576	—	—	—	—	—	576	576
Investment securities (1)	3.78%	18,490	15,456	16,975	9,006	6,542	48,518	114,987	115,997
	5.47%	$ 80,418	$ 39,760	$ 37,031	$ 34,314	$ 24,438	$165,078	$381,039	$382,735
Interest-Sensitive Liabilities:									
Savings	0.75%	$ 9,232	$ 8,977	$ 8,977	$ 8,977	$ 8,888	$ —	$ 45,051	$ 45,055
Interest-bearing	0.71%	23,987	23,979	23,979	23,979	23,740	—	119,664	119,664
Time deposits	2.85%	54,654	25,451	10,635	3,924	427	888	95,979	97,121
Securites under agreement to repurchase	1.05%	3,547	—	—	—	—	—	3,547	3,547
FHLB borrowings	3.33%	3,501	1,549	1,598	1,650	1,702	10,000	20,000	19,483
Subordinated debentures	6.75%	—	—	—	—	—	7,217	7,217	7,264
	1.75%	$ 94,921	$ 59,956	$ 45,189	$ 38,530	$ 34,757	$ 18,105	$291,458	$292,134
Net Interest-Sensitive Assets (Liabilities)		$(14,503)	$(20,196)	$ (8,158)	$ (4,216)	$(10,319)	$146,973	$ 89,581	$ 90,601

(1) Includes securities held to maturity, securities available for sale and FHLB-NY stock.

Interest Rate Sensitivity

Interest rate movements and deregulation of interest rates have made managing the Corporation's interest rate sensitivity increasingly important. The Corporation attempts to maintain stable net interest margins by generally matching the volume of assets and liabilities maturing, or subject to repricing, by adjusting interest rates to market conditions, and by developing new products. One method of measuring the Corporation's exposure to changes in interest rates is the maturity and repricing gap analysis. The difference between the volume of assets and liabilities that reprice in a given period is the interest sensitivity gap. A "positive" gap results when more assets than liabilities mature or are repricing in a given time frame. Conversely, a "negative" gap results when there are more liabilities than assets maturing or repricing in a given period of time. The smaller the gap, the less the effect of the market volatility on net interest income. During a period of rising interest rates, an institution with a negative gap position would not be in as favorable a position, as compared to an institution with a positive gap, to invest in higher yielding assets. This may result in yields on its assets increasing at a slower rate than the increase in its costs of interest-bearing liabilities than if it had a positive gap. During a period of falling interest rates, an institution with a negative gap would experience a repricing of its assets at a slower rate than its interest-bearing liabilities, which consequently may result in its net interest income growing at a faster rate than an institution with a positive gap position.

The following tables sets forth the estimated maturity/repricing structure of the Corporation's interest-earning assets and interest-bearing liabilities as of December 31, 2003. The amounts of assets or liabilities shown which reprice or mature during a particular period were determined in accordance with the contractual terms of each asset or liability and adjusted for prepayment assumptions where applicable. The table does not necessarily indicate the impact of general interest rate movements on the Corporation's net interest income because the repricing of certain categories of assets and liabilities, for example, prepayments of loans and withdrawal of deposits, is beyond the Corporation's control. As a result, certain assets and liabilities indicated as repricing within a period may in fact reprice at different times and at different rate levels.

	Three Months or Less	More than Three Months Through One Year	After One Year	Noninterest Sensitive	Total
	(Dollars in thousands)				
Assets:					
Loans:					
Real estate mortgage	$ 7,114	$ 17,713	$129,716	$ —	$154,543
Commercial	15,874	14,285	18,791	—	48,950
Consumer	21,414	5,491	31,581	—	58,486
Mortgage loans held for sale	576	—	—	—	576
Investment securities (1)	13,486	21,083	80,418	—	114,987
Federal funds sold	1,300	—	—	—	1,300
Other assets	2,198	—	—	20,728	22,926
Total assets	$ 61,962	$ 58,572	$260,506	$20,728	$401,768
Source of funds:					
Savings	$ —	$ 45,051	$ —	$ —	$45,051
Interest-bearing	41,429	78,234	—	—	119,663
Time deposits	20,676	34,223	41,080	—	95,979
Repurchase agreements	2,848	699	—	—	3,547
Borrowings	2,371	1,130	16,499	—	20,000
Subordinated debenture	—	—	7,217	—	7,217
Other liabilities	—	—	—	83,162	83,162
Stockholders' equity	—	—	—	27,149	27,149
Total source of funds	$ 67,324	$ 159,337	$ 64,796	$110,311	$401,768
Interest rate sensitivity gap	$ (5,362)	$(100,765)	$195,710	$ (89,583	
Cumulative interest rate sensitivity gap	$ (5,362)	$(106,127)	$ 89,583	$ —	
Ratio of GAP to total assets	-1.3%	-25.1%	48.6%	-22.3%	
Ratio of cumulative GAP assets to total assets	-1.3%	-26.3%	22.3%	—	

(1) Includes securities held to maturity, securities available for sale and FHLB-NY stock.

The Corporation also uses a simulation model to analyze the sensitivity of net interest income to movements in interest rates. The simulation model projects net interest income, net income, net interest margin, and capital to asset ratios based on various interest rate scenarios over a twelve month period. The model is based on the actual maturity and repricing characteristics of all rate sensitive assets and liabilities. Management incorporates into the model certain assumptions regarding prepayments of certain assets and liabilities. The model assumes an immediate rate shock to interest rates without management's ability to proactively change the mix of assets or liabilities. According to the reports generated for year end 2003, an immediate interest rate increase of 100 basis points resulted in a decrease in net interest income of 6.3%, or $1.1 million, while an immediate interest rate decrease of 100 basis points resulted in an increase in net interest income of 3.0% or $540,000. Management has a goal to maintain a % change of no more than 10% given a 100 basis point change in interest rates. Management cannot provide any assurance about the actual effect of changes in interest rates on the Corporation's net interest income. Assumptions have been built into the model for prepayments for assets and decay rates for nonmaturity deposits such as savings and interest bearing demand.

Liquidity

The Corporation's primary sources of funds are deposits, amortization and prepayments of loans and mortgage-backed securities, maturities of investment securities and funds provided by operations. While scheduled loan and mortgage-backed securities amortization and maturities of investment securities are a relatively predictable source of funds, deposit flow and prepayments on loan and mortgage-backed securities are greatly influenced by market interest rates, economic conditions, and competition.

The Corporation's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. These activities are summarized below:

	Year Ended December 31,		
	2003	2002	2001
		(In thousands)	
Cash and cash equivalents - beginning	$33,418	$34,074	$13,696
Operating activities:			
Net income	3,491	3,116	2,558
Adjustments to reconcile net income to net cash provided by operating activities	2,582	2,429	(1,961)
Net cash provided by operating activities	6,073	5,545	597
Net cash used in investing activities	(87,362)	(55,050)	(24,727)
Net cash provided by financing activities	67,009	48,849	44,508
Net (decrease) increase in cash and cash equivalents	(14,280)	(656)	20,378
Cash and cash equivalents - ending	$19,138	$33,418	$34,074

Cash was generated by operating activities in each of the above periods. The primary source of cash from operating activities during each period was net income.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as federal funds sold.

The Corporation enters into commitments to extend credit, such as letters of credit, which are not reflected in the consolidated financial statements.

The Corporation has various contractual obligations that may require future cash payments. The following table summarizes the Corporation's contractual obligations at December 31, 2003 and the effect of such obligations is expected to have on our liquidity and cash flows in future periods.

	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In thousands)		
Contractual obligations					
Operating lease obligations	$3,372	$ 413	$ 837	$ 710	$ 1,412
Total contracted cost obligations	$3,372	$ 413	$ 837	$ 710	$ 1,412
Other long-term liabilities/long-term debt					
Time deposits	$95,979	$55,542	$36,087	$4,350	$ —
Federal Home Loan Bank advances	20,000	3,371	3,137	3,492	10,000
Subordinated debentures	7,217	—	—	—	7,217
Total other long-term liabilities/long-term debt	$27,217	$ 3,371	$ 3,137	$3,492	$17,217
Other commitments - off balance sheet					
Letter of credit	$ 609	$ 609	$ —	$ —	$ —
Other commitments - off balance sheet	16,964	16,964	—	—	—
Unused lines of credit	59,171	59,171	—	—	—
Total off balance sheet arrangements and contractual obligations	$76,744	$76,744	$ —	$ —	$ —

For further information, see Note 15 of Notes to Consolidated Financial Statements.

Management believes that a significant portion of the time deposits will remain with the Corporation. In addition, management does not believe that all of the unused lines of credit will be exercised. The Corporation anticipates that it will have sufficient funds available to meet its current contractual commitments.

Capital

The Corporation is subject to capital adequacy guidelines promulgated by the Board of Governors of the Federal Reserve System ("FRB"). The FRB has issued regulations to define the adequacy of capital based upon the sensitivity of assets and off-balance sheet exposures to risk factors. Four categories of risk weights (0%, 20%, 50% and 100%) were established for application to different types of balance sheet assets and off-balance sheet exposures. The aggregate of the risk weighted items (risk-based assets) is the denominator of the ratio, the numerator is risk-based capital. Under the regulations, risk-based capital has been classified into two categories. Tier 1 capital includes common and qualifying perpetual preferred stockholders' equity less goodwill. Tier 2 capital includes mandatory convertible debt, allowance for loan losses, subject to certain limitations, and certain subordinated and term debt securities. Total qualifying capital consists of Tier 1 capital and Tier 2 capital; however; the amount of Tier 2 capital may not exceed the amount of Tier 1 capital. The FRB has also issued leverage capital adequacy standards. Under these standards, in addition to the risk-based capital ratios, a corporation must also compute a ratio of Tier 1 capital (using the risk-based capital definition) to total quarterly average assets. The following table reflects the Corporation's capital ratios at December 31, 2003. The Bank Federal regulator has promulgated substantially similar capital regulations applicable to the Bank.

	Required	Actual	Excess
Risk-based capital:			
Tier 1	4.00%	12.93%	8.93%
Total	8.00%	14.03%	6.03%
Leverage ratio*	4.00%	8.89%	4.89%

* The minimum leverage ratio set by the FRB is 3.00%. Institutions, which are not "top-rated", will be expected to maintain a ratio of approximately 100 to 200 basis points above this ratio.

KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report

The Board of Directors and Stockholders
Stewardship Financial Corporation:

We have audited the accompanying consolidated statements of financial condition of Stewardship Financial Corporation and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stewardship Financial Corporation and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Short Hills, New Jersey
January 30, 2004

Stewardship Financial Corporation and Subsidiary

Consolidated Statements of Financial Condition

	December 31, 2003	December 31, 2002
Assets		
Cash and due from banks	$ 15,640,000	$ 14,039,000
Other interest-earning assets	2,198,000	9,854,000
Federal funds sold	1,300,000	9,525,000
Cash and cash equivalents	19,138,000	33,418,000
Securities available for sale (note 2)	61,305,000	12,812,000
Securities held to maturity; estimated fair value of $53,370,000 (2003) and $62,273,000 (2002) (note 3)	52,360,000	60,887,000
FHLB-NY stock, at cost	1,322,000	1,059,000
Loans, net of allowance for loan losses of $2,888,000 (2003) and $2,689,000 (2002) (notes 4 and 5)	258,776,000	213,579,000
Mortgage loans held for sale	576,000	2,099,000
Premises and equipment, net (note 6)	3,637,000	3,733,000
Accrued interest receivable	1,863,000	1,640,000
Intangible assets, net of accumulated amortization of $530,000 and $486,000 at December 31, 2003 and 2002 respectively	220,000	264,000
Other assets (note 14)	2,571,000	1,596,000
Total assets	$401,768,000	$331,087,000
Liabilities and Stockholders' equity		
Liabilities		
Deposits: (note 7)		
Noninterest-bearing	$80,845,000	$69,344,000
Interest-bearing	260,693,000	233,391,000
Total deposits	341,538,000	302,735,000
Other borrowings (note 8)	20,000,000	—
Subordinated debenture (note 9)	7,217,000	—
Securities sold under agreements to repurchase (note 8)	3,547,000	2,435,000
Accrued expenses and other liabilities	2,317,000	2,100,000
Total liabilities	374,619,000	307,270,000
Commitments and contingencies (note 15)	—	—
Stockholders' equity (notes 10 and 16)		
Common stock, no par value; 5,000,000 shares authorized; 3,165,233 and 2,972,566 shares issued and outstanding at December 31, 2003 and 2002, respectively	19,552,000	15,058,000
Retained earnings	7,593,000	8,600,000
Accumulated other comprehensive income, net	4,000	159,000
Total Stockholders' equity	27,149,000	23,817,000
Total liabilities and Stockholders' equity	$401,768,000	$331,087,000

See accompanying notes to consolidated financial statements.

Stewardship Financial Corporation and Subsidiary
Consolidated Statements of Income

	Year Ended December 31,		
	2003	2002	2001
Interest income:			
Loans	$16,091,000	$14,673,000	$14,836,000
Securities held to maturity:			
Taxable	1,248,000	1,379,000	765,000
Nontaxable	700,000	713,000	609,000
Securities available for sale	708,000	633,000	895,000
Other interest-earning assets	168,000	380,000	490,000
Total interest income	18,915,000	17,778,000	17,595,000
Interest expense:			
Deposits (note 7)	4,358,000	5,242,000	6,680,000
Borrowed money	233,000	29,000	49,000
Total interest expense	4,591,000	5,271,000	6,729,000
Net interest income before provision for loan losses	14,324,000	12,507,000	10,866,000
Provision for loan losses (note 4)	425,000	160,000	420,000
Net interest income after provision for loan losses	13,899,000	12,347,000	10,446,000
Noninterest income:			
Fees and service charges	2,106,000	1,789,000	1,345,000
Gain/(loss) on calls and sales of securities, net (notes 2 and 3)	49,000	(4,000)	3,000
Gain on sales of mortgage loans	451,000	248,000	178,000
Miscellaneous	288,000	217,000	169,000
Total noninterest income	2,894,000	2,250,000	1,695,000
Noninterest expense:			
Salaries and employee benefits (note 11)	5,377,000	4,650,000	4,061,000
Occupancy, net (note 15)	758,000	657,000	586,000
Equipment	680,000	640,000	523,000
Data processing	918,000	682,000	560,000
Advertising	270,000	269,000	154,000
FDIC insurance premium	48,000	43,000	39,000
Amortization of intangible assets	44,000	45,000	48,000
Charitable contributions	512,000	425,000	351,000
Stationery and supplies	241,000	235,000	188,000
Miscellaneous	2,546,000	2,201,000	1,769,000
Total noninterest expenses	11,394,000	9,847,000	8,279,000
Income before income tax expense	5,399,000	4,750,000	3,862,000
Income tax expense (note 14)	1,908,000	1,634,000	1,304,000
Net income	$ 3,491,000	$ 3,116,000	$ 2,558,000
Basic earnings per share (note 13)	$1.11	$1.01	$0.85
Diluted earnings per share (note 13)	$1.10	$1.00	$0.84
Cash dividends per share	$0.26	$0.22	$0.18
Weighted average number of common shares outstanding (note 13)	3,140,444	3,076,763	3,020,361
Weighted average number of diluted common shares outstanding (note 13)	3,185,057	3,101,121	3,053,960

See accompanying notes to consolidated financial statements.

Stewardship Financial Corporation and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2003, 2002, and 2001

	Common Stock		Retained	Treasury Stock		Accumulated Other Comprehensive Income/(Loss),	
	Shares	Amount	Earnings	Shares	Amount	Net	Total
Balance -- December 31, 2000	2,725,821	$10,863,000	$7,457,000	—	$ —	$(112,000)	$18,208,000
Cash dividends paid ($0.18 per share)	—	—	(556,000)	—	—	—	(556,000)
5% Stock dividend	72,621	1,332,000	(1,573,000)	14,059	239,000	—	(2,000)
Common stock issued under stock plans	22,436	370,000	—	5,941	101,000	—	471,000
Issuance of stock options at a discount	—	6,000	—	—	—	—	6,000
Stock options exercised	5,482	67,000	—	—	—	—	67,000
Repurchase common stock	—	—	—	(20,000)	(340,000)	—	(340,000)
Comprehensive income:							
Net income for the year ended December 31, 2001	—	—	2,558,000	—	—	—	2,558,000
Unrealized holding gains on securities available for sale arising during the period (net tax of $87,000)	—	—	—	—	—	141,000	141,000
Total comprehensive income							2,699,000
Balance -- December 31, 2001	2,826,360	$12,638,000	$7,886,000	—	$ —	$ 29,000	$20,553,000
Cash dividends paid ($0.22 per share)	—	—	(667,000)	—	—	—	(667,000)
5% Stock dividend	93,654	1,734,000	(1,735,000)	—	—	—	(1,000)
Common stock issued under stock plans	18,467	315,000	—	8,832	164,000	—	479,000
Stock options exercised	34,085	371,000	—	—	—	—	371,000
Repurchase common stock	—	—	—	(8,832)	(164,000)	—	(164,000)
Comprehensive income:							
Net income for the year ended December 31, 2002	—	—	3,116,000	—	—	—	3,116,000
Unrealized holding gains on securities available for sale arising during the period (net tax of $83,000)	—	—	—	—	—	130,000	130,000
Total comprehensive income							3,246,000
Balance -- December 31, 2002	2,972,566	$15,058,000	$8,600,000	—	$ —	$159,000	$23,817,000
Cash dividends paid ($0.26 per share)	—	—	(817,000)	—	—	—	(817,000)
5% Stock dividend	150,162	3,679,000	(3,681,000)	—	—	—	(2,000)
Common stock issued under stock plans	30,216	570,000	—	—	—	—	570,000
Stock options exercised	12,289	126,000	—	—	—	—	126,000
Tax benefit on stock options exercised	—	119,000	—	—	—	—	119,000
Comprehensive income:							
Net income for the year ended December 31, 2003	—	—	3,491,000	—	—	—	3,491,000
Unrealized holding losses on securities available for sale arising during the period (net tax benefit of $98,000)	—	—	—	—	—	(155,000)	(155,000)
Total comprehensive income							3,336,000
Balance -- December 31, 2003	3,165,233	$19,552,000	$7,593,000	—	$ —	$4,000	$27,149,000

See accompanying notes to consolidated financial statements

Stewardship Financial Corporation and Subsidiary

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 3,491,000	$ 3,116,000	$ 2,558,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of premises and equipment	619,000	561,000	481,000
Amortization of premiums and accretion of discounts, net	791,000	424,000	56,000
Accretion of deferred loan fees	(172,000)	(53,000)	(50,000)
Provision for loan losses	425,000	160,000	420,000
Originations of mortgage loans held for sale	(37,063,000)	(23,102,000)	(18,007,000)
Proceeds from sale of mortgage loans	39,037,000	24,490,000	15,249,000
Gain on sale of loans	(451,000)	(248,000)	(178,000)
(Gain) loss on sale of securities available for sale	(49,000)	(4,000)	3,000
Gain on sale of fixed assets	(54,000)	—	—
Issuance of stock options at a discount	—	—	6,000
Deferred income tax benefit	(44,000)	(71,000)	(258,000)
Amortization of intangible assets	44,000	45,000	48,000
(Increase) decrease in accrued interest receivable	(223,000)	(132,000)	66,000
(Increase) decrease in other assets	(614,000)	(111,000)	52,000
Increase in other liabilities	336,000	470,000	151,000
Net cash provided by operating activities	6,073,000	5,545,000	597,000
Cash flows from investing activities:			
Purchase of securities available for sale	(58,690,000)	(7,185,000)	(5,675,000)
Proceeds from maturities and principal repayments on securities available for sale	5,552,000	3,431,000	3,083,000
Proceeds from sales and calls on securities available for sale	4,270,000	3,653,000	8,005,000
Purchase of securities held to maturity	(24,317,000)	(44,427,000)	(24,173,000)
Proceeds from maturities and principal repayments on securities held to maturity	17,097,000	9,206,000	3,159,000
Proceeds from calls of securities held to maurity	15,125,000	11,830,000	6,440,000
Purchase of FHLB-NY stock	(263,000)	(173,000)	(115,000)
Investment in special purpose subsidiary	(217,000)	—	—
Net increase in loans	(45,450,000)	(30,757,000)	(14,248,000)
Sales of premises and equipment	227,000	—	—
Additions to premises and equipment	(696,000)	(628,000)	(1,203,000)
Net cash used in investing activities	(87,362,000)	(55,050,000)	(24,727,000)
Cash flows from financing activities:			
Net increase in noninterest-bearing deposits	11,501,000	11,763,000	8,813,000
Net increase in interest-bearing deposits	27,302,000	35,288,000	36,737,000
Net increase (decrease) in securities sold under agreement to repurchase	1,112,000	1,780,000	(682,000)
Net increase in borrowings	20,000,000	—	—
Issuance of subordinated debentures	7,217,000	—	—
Cash dividends paid on common stock	(819,000)	(668,000)	(558,000)
Purchase of treasury stock	—	(164,000)	(340,000)
Exercise of stock options	126,000	371,000	67,000
Issuance of common stock	570,000	479,000	471,000
Net cash provided by financing activities	67,009,000	48,849,000	44,508,000
Net (decrease) increase in cash and cash equivalents	(14,280,000)	(656,000)	20,378,000
Cash and cash equivalents - beginning	33,418,000	34,074,000	13,696,000
Cash and cash equivalents - ending	$19,138,000	$33,418,000	$34,074,000
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	4,676,000	5,487,000	6,697,000
Cash paid during the year for income taxes	1,934,000	1,698,000	1,164,000

See accompanying notes to consolidated financial statements.

Note 1. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Stewardship Financial Corporation, ("the Corporation") and its wholly-owned subsidiary, Atlantic Stewardship Bank, ("the Bank"). Atlantic Stewardship Bank includes its wholly-owned subsidiary, Stewardship Investment Corp. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Certain prior period amounts have been reclassified to conform to the current presentation.

Basis of consolidated financial statements presentation

The consolidated financial statements of the Corporation have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of financial condition and revenues and expenses during the reporting periods. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area.

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks, commercial paper, interest-bearing deposits in other banks, money market funds and federal funds sold. Generally, federal funds are sold for one-day periods.

Securities available for sale and held to maturity

The Corporation classifies its securities as securities held to maturity or securities available for sale. Investments in debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as securities held to maturity and are carried at cost, adjusted for amortization of premium and accretion of discount, which are recognized as adjustments to income, on a level yield basis. All other securities are classified as securities available for sale. Securities available for sale may be sold prior to maturity in response to changes in interest rates or prepayment risk, for asset/liability management purposes, or other similar factors. These securities are carried at fair value with unrealized holding gains or losses reported in a separate component of stockholders' equity, net of the related tax effects. Realized gains or losses on sales of securities are based upon the specific identification method. Management evaluates securities for other than temporary impairment and records such adjustments as necessary.

Federal Home Loan Bank of New York Stock

As a condition of membership, the Corporation is required to maintain shares of stock in the Federal Home Loan Bank of New York (FHLB-NY) based on the Corporation's level of residential mortgage loans and mortgage-backed securities or outstanding advances from the FHLB-NY, whichever is larger. Such shares are carried at cost.

Mortgage loans held for sale

Mortgage loans held for sale are reported at the lower of cost or market on an aggregate basis. Mortgage loans held for sale are carried net of deferred fees, which are recognized as income at the time the loans are sold to permanent investors. Gains or losses on the sale of mortgage loans held for sale are recognized at the settlement date and are determined by the difference between the net proceeds and the amortized cost.

Loans

Loans are carried at the principal amount outstanding, net of unearned discounts and deferred loan fees and costs. Interest on loans is accrued and credited to interest income as earned.

The accrual of interest income is discontinued on a loan when certain factors indicate reasonable doubt as to the collectibility of principal and interest. At the time a loan is placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest income in the current period. Interest collections on nonaccrual loans are generally credited to interest income when received. Such loans are restored to an accrual status only if the loan is brought contractually current and the borrower has demonstrated an ability to make future payments of principal and interest.

The Corporation defined the population of impaired loans to include nonaccrual loans, loans more than 90 days past due and restructured loans. Impaired loans are individually assessed to determine that the loan's carrying value is not in excess of the fair value of the collateral or the present value of the loan's expected future cash flows.

Loan fees collected and certain costs incurred related to loan originations are deferred and amortized as an adjustment to interest income over the life of the related loans. The deferred fees and costs are recorded as an adjustment to loans outstanding.

Allowance for loan losses

An allowance for loan losses is maintained at a level considered adequate to absorb inherent loan losses. Management of the Corporation, in determining the provision for loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with general economic and real estate market conditions.

The Corporation utilizes a two tier approach: (1) identification of problem loans and the establishment of specific loss allowances on such loans; and (2) establishment of general allowances on the remainder of its loan portfolio based on historical loss experience and other economic data management believes relevant. The Corporation maintains a loan review system, which allows for a periodic review of its loan portfolio and the early identification of potential problem loans. Such system takes into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a review of such information and/or appraisals of the underlying collateral. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of loan portfolio, current economic conditions and management's judgment.

Although management believes that adequate specific and general loan losses are established, actual losses are dependent upon future events and, as such, further additions to the level of the specific and general loan loss allowance may be necessary.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Premises and equipment

Land is stated at cost. Buildings and improvements and furniture, fixtures and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated lives of each type of asset. Estimated useful lives are three to forty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment. Leasehold improvements are stated at cost less accumulated amortization computed on the straight-line method over the shorter of the term of the lease or useful life. Significant renewals and improvements are capitalized. Maintenance and repairs are charged to operations as incurred. Rental income is netted against occupancy costs in the consolidated statements of income.

Other real estate owned

Other real estate owned (OREO) consists of foreclosed property and is carried at the lower of cost or fair value less estimated selling costs. When a property is acquired, the excess of the carrying amount over fair value, if any, is charged to the allowance for loan losses. Subsequent adjustments to the carrying value are recorded in an allowance for OREO and charged to OREO expense. Operating results for OREO, including rental income, operating expenses, and gains and losses realized from the sale of property owned, are also recorded in OREO expense. The Corporation sold its OREO during 1998.

Income taxes

The Corporation accounts for taxes under the asset/liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Other comprehensive income

The Corporation's other comprehensive income is comprised of unrealized gains and losses on securities available for sale. Disclosure of comprehensive income for the years end 2003, 2002 and 2001 is presented in the accompanying consolidated statements of changes in Stockholders' Equity.

Stock plans

At December 31, 2003, the Corporation has two stock-based employee compensation plans and two director compensation plans, which are described more fully in Note 12. The Corporation accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to stock-based compensation.

	2003	2002	2001
Net Income:			
Net income as reported	$3,491,000	$3,116,000	$2,558,000
Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(50,000)	(59,000)	(67,000)
Pro forma net income	$3,441,000	$3,057,000	$2,491,000
Earnings per share:			
As reported basic earnings per share	$ 1.11	$ 1.01	$ 0.85
As reported diluted earnings per share	1.10	1.00	0.84
Pro forma basic earnings per share	1.10	0.99	0.82
Pro forma diluted earnings per share	1.08	0.99	0.82
Weighted average fair value of options granted during year	$9.19	$ —	$4.04

The fair value of options granted for employees and directors is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used:

	Employee Stock Options 2003	Director Stock Options 2001	Employee Stock Options 2000	Employee Stock Options 1999	Employee Stock Options 1998	Employee Stock Options 1997
Dividend yield	2.02%	1.62%	1.57%	1.25%	1.12%	1.15%
Expected volatility	51.65%	39.76%	20.27%	23.63%	16.24%	14.07%
Risk-free interest rate	3.40%	5.07%	5.16%	6.65%	5.58%	6.64%
Expected life	7 years	7 years	7 years	7 years	7 years	7 years
Fair value at grant date	$9.19	$4.04	$2.96	$3.46	$2.03	$1.92

Earnings per share

Basic earnings per share is calculated by dividing net income by the average daily number of common shares outstanding during the period. Common stock equivalents are not included in the calculation.

Diluted earnings per share is computed similar to that of the basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potential dilutive common shares were issued.

All share and per share amounts have been restated to reflect a 5% stock dividend paid November 2000, 2001, 2002 and 2003 and a 3 for 2 stock split that occurred in July 2003.

Intangible assets

Intangible assets are comprised of other intangible assets and core deposit intangibles. Other intangible assets represent the excess of the fair value of liabilities assumed over the fair value of tangible assets acquired through a branch acquisition, completed in 1995, which did not qualify as a business combination. Other intangible assets amounted to $198,000 and $231,000 at December 31, 2003 and December 31, 2002, respectively, and are amortized on a straight-line method over a period of fifteen years.

The core deposit intangible represents the intangible value of depositor relationships resulting from deposit liabilities assumed in the same acquisition. The core deposit intangible amounted to $22,000 and $33,000 at December 31, 2003 and December 31, 2002, respectively, and is amortized on an accelerated basis over a period of twelve years.

Note 2. SECURITIES AVAILABLE FOR SALE

The following is a summary of the contractual maturities of securities available for sale:

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
U.S. Treasury:				
After one but within five years	$ 505,000	$ —	$ 5,000	$ 500,000
U.S. government agencies:				
After one but within five years	20,210,000	48,000	112,000	20,146,000
After five years	2,000,000	3,000	5,000	1,998,000
	22,210,000	51,000	117,000	22,144,000
Obligations of state and political subdivisions:				
Within one year	176,000	3,000	—	179,000
After one but within five years	1,224,000	8,000	5,000	1,227,000
	1,400,000	11,000	5,000	1,406,000
Mortgage-backed securities:				
After one but within five years	736,000	11,000	1,000	746,000
After five years	36,449,000	201,000	141,000	36,509,000
	37,185,000	212,000	142,000	37,255,000
	$61,300,000	$274,000	$269,000	$61,305,000

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
U.S. government agencies:				
Within one year	$ 300,000	$ 10,000	$ —	$ 310,000
After one but within five years	1,906,000	12,000	—	1,918,000
After five years	500,000	5,000	—	505,000
	2,706,000	27,000	—	2,733,000
Obligations of state and political subdivisions:				
Within one year	462,000	6,000	—	468,000
After one but within five years	335,000	18,000	—	353,000
	797,000	24,000	—	821,000
Mortgage-backed securities:				
After one but within five years	133,000	7,000	—	140,000
After five years	8,917,000	201,000	—	9,118,000
	9,050,000	208,000	—	9,258,000
	$12,553,000	$259,000	$ —	$12,812,000

Issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This might cause actual maturities to differ from the contractual maturities summarized above.

The table below provides information about securities available for sale with unrealized losses at December 31, 2003. These unrealized losses were in a continuous unrealized loss position for less than 12 months and were caused by changes in market interest rates and volatility rather than changes in credit ratings of issuers. Management considers the impairment on these securities to be temporary.

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury	$ 500,000	$ (5,000)	$ —	$ —	$ 500,000	$ (5,000)
U.S. government agencies	11,595,000	(117,000)	—	—	11,595,000	(117,000)
Obligations of state and political subdivisions	712,000	(5,000)	—	—	712,000	(5,000)
Mortgage-backed securities	12,379,000	(142,000)	—	—	12,379,000	(142,000)
Total temporarily impaired securities	$25,186,000	$(269,000)	$ —	$ —	$25,186,000	$(269,000)

Cash proceeds realized from sales and calls of securities available for sale for the years ended December 31, 2003, 2002 and 2001 were $4,270,000, $3,653,000 and $8,005,000, respectively. Gross gains totaling $49,000 and no losses were realized on sales and calls of securities during the year ended December 31, 2003. Gross gains totaling $10,000 and gross losses totaling $14,000 were realized on sales and calls of securities during the year ended December 31, 2002. Gross gains totaling $1,000 and no losses were realized on sales and calls of securities during the year ended December 31, 2001.

See Note 8 to financial statements regarding securities pledged as collateral for securities sold under agreements to repurchase.

Note 3. SECURITIES HELD TO MATURITY

The following is a summary of the contractual maturities of securities held to maturity:

	December 31, 2003			
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury:				
After one but within five years	$ 1,011,000	$ 56,000	$ —	$ 1,067,000
U.S. government agencies:				
Within one year	250,000	10,000	—	260,000
After one but within five years	12,506,000	64,000	26,000	12,544,000
	12,756,000	74,000	26,000	12,804,000
Obligations of state and political subdivisions:				
Within one year	3,725,000	54,000	—	3,779,000
After one but within five years	15,961,000	600,000	—	16,561,000
	19,686,000	654,000	—	20,340,000
Mortgage-backed securities:				
Within one year	81,000	1,000	—	82,000
After one but within five years	461,000	10,000	—	471,000
After five years	18,365,000	284,000	43,000	18,606,000
	18,907,000	295,000	43,000	19,159,000
	$52,360,000	$1,079,000	$69,000	$53,370,000

	December 31, 2002			
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury:				
Within one year	$ 500,000	$ 6,000	$ —	$506,000
After one but within five years	510,000	27,000	—	537,000
After five years	504,000	37,000	—	541,000
	1,514,000	70,000	—	1,584,000
U.S. government agencies:				
Within one year	300,000	5,000	—	305,000
After one but within five years	11,401,000	170,000	—	11,571,000
After five years	1,424,000	7,000	—	1,431,000
	13,125,000	182,000	—	13,307,000
Obligations of state and political subdivisions:				
Within one year	2,239,000	27,000	—	2,266,000
After one but within five years	17,046,000	655,000	—	17,701,000
After five years	775,000	30,000	—	805,000
	20,060,000	712,000	—	20,772,000
Mortgage-backed securities:				
After one but within five years	891,000	9,000	—	900,000
After five years	25,297,000	453,000	40,000	25,710,000
	26,188,000	462,000	40,000	26,610,000
	$60,887,000	$1,426,000	$40,000	$62,273,000

Issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This might cause actual maturities to differ from the contractual maturities summarized above.

The table below provides information about securities held to maturity with unrealized losses at December 31, 2003. These unrealized losses were in a continuous unrealized loss position for less than 12 months and were caused by changes in market interest rates and volatility rather than changes in credit ratings of issuers. Management considers the impairment on these securities to be temporary.

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agencies	$4,214,000	$(26,000)	$ —	$ —	$4,214,000	$(26,000)
Obligations of state and political subdivisions	101,000	—	—	—	101,000	—
Mortgage-backed securities	3,511,000	(43,000)	—	—	3,511,000	(43,000)
Total temporarily impaired securities	$7,826,000	$(69,000)	$ —	$ —	$7,826,000	$(69,000)

Cash proceeds realized from calls of securities held to maturity for the years ended December 31, 2003, 2002 and 2001 were $15,125,000, $11,830,000 and $6,440,000, respectively. There were no gains or losses realized on calls for the years ended December 31, 2003 and 2002. Gross gains totaling $2,000 and no losses were realized from calls for the year ended December 31, 2001.

The carrying value of securities pledged to secure treasury tax and loan deposits and public deposits for the years ended December 31, 2003 and 2002 were $1,004,000. See also Note 8 to financial statements regarding securities pledged as collateral for securities pledged as collateral for securities sold under agreements to repurchase.

Note 4. LOANS

The loan portfolio consisted of the following:

	December 31, 2003	December 31, 2002
Mortgage:		
Residential	$ 44,835,000	$ 39,705,000
Commercial	109,708,000	88,593,000
Commercial	48,950,000	38,228,000
Equity	17,181,000	12,471,000
Installment	41,067,000	37,293,000
Other	238,000	241,000
Total loans	261,979,000	216,531,000
Less: Deferred loan fees	315,000	263,000
Allowance for loan losses	2,888,000	2,689,000
	3,203,000	2,952,000
Loans, net	$258,776,000	$213,579,000

The Corporation's lending activities are concentrated in loans secured by real estate located in northern New Jersey. Accordingly, the collectibility of a substantial portion of the Corporation's loan portfolio is susceptible to changes in real estate market conditions.

At December 31, 2003, 2002 and 2001, loans serviced by the Corporation for the benefit of others totaled approximately $5,983,000 $2,809,000, and $4,761,000, respectively.

Activity in the allowance for loan losses is summarized as follows:

	December 31, 2003	2002	2001
Balance, beginning	$2,689,000	$2,602,000	$2,223,000
Provision charged to operations	425,000	160,000	420,000
Recoveries of loans charged off	3,000	17,000	8,000
Loans charged off	(229,000)	(90,000)	(49,000)
Balance, ending	$2,888,000	$2,689,000	$2,602,000

The Corporation has entered into lending transactions in the ordinary course of business with directors, executive officers and principal stockholders of the Corporation and their affiliates on the same terms as those prevailing for comparable transactions with other borrowers. At December 31, 2003 and 2002, these loans aggregated approximately $436,000 and $674,000, respectively. During the year ended December 31, 2003, new loans totaling $51,000 were granted and repayments totaled approximately $289,000. The loans, at December 31, 2003, were current as to principal and interest payments, and do not involve more than normal risk of collectability.

Note 5. NONPERFORMING ASSETS

Nonperforming assets include the following:

	December 31,	
	2003	2002
Nonaccrual loans	$ 257,000	$ 495,000
Loans past due ninety days or more and accruing	320,000	4,000
Restructured loans	513,000	848,000
Total nonperforming loans	$ 1,090,000	$ 1,347,000

Restructured loans classified as nonaccrual for the years ended December 31, 2003 and 2002 were $174,000 and $329,000, respectively.

There were approximately $150,000 restructured loans classified as loans past due ninety days or more and accruing at December 31, 2003.

The following information is presented for loans classified as nonaccrual and restructured:

	Year ended December 31,		
	2003	2002	2001
Income that would have been recorded under contractual terms	$57,000	$69,000	$14,000
Less interest income received	13,000	48,000	7,000
Lost income on nonperforming loans at year end	$44,000	$21,000	$ 7,000

Impaired loans consisted of the following:

	December 31,		
	2003	2002	2001
Impaired Loans			
With related allowance for loan loss	$ 1,073,000	$ 499,000	$ 534,000
Without related allowance for loan loss	17,000	848,000	438,000
Total impaired loans	$ 1,090,000	$ 1,347,000	$ 972,000
Related allowance for possible credit losses	$ 100,000	$ 189,000	$ 205,000
Average investment in impaired loans	$ 1,258,000	$ 1,370,000	$ 984,000
Interest recognized on impaired loans	$ 44,000	$ 81,000	$ 42,000

Note 6. PREMISES AND EQUIPMENT, NET

	December 31,	
	2003	2002
Land	$ 1,116,000	$ 1,189,000
Buildings and improvements	1,899,000	2,055,000
Leasehold improvements	748,000	654,000
Furniture, fixtures and equipment	3,061,000	3,449,000
	6,824,000	7,347,000
Less accumulated depreciation and amortization	3,187,000	3,614,000
Total premises & equipment, net	$ 3,637,000	$ 3,733,000

Note 7. DEPOSITS

	December 31, 2003		December 31, 2002	
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Noninterest-bearing demand	0%	$ 80,845,000	0%	$ 69,344,000
NOW accounts	0.57%	41,436,000	0.77%	34,521,000
Money market accounts	0.78%	78,227,000	1.33%	66,670,000
Total interest-bearing demand	0.71%	119,663,000	1.14%	101,191,000
Statement savings and clubs	0.77%	41,258,000	1.08%	35,205,000
Business savings	0.49%	3,793,000	0.70%	3,037,000
Total savings	0.75%	45,051,000	1.05%	38,242,000
IRA investment and variable rate savings	3.81%	19,070,000	4.38%	16,415,000
Money market certificates	2.61%	76,909,000	3.35%	77,543,000
Total certificates of deposit	2.85%	95,979,000	3.53%	93,958,000
Total interest-bearing deposits	1.50%	260,693,000	2.09%	233,391,000
Total deposits	1.15%	$341,538,000	1.61%	$302,735,000

Certificates of deposit with balances of $100,000 or more at December 31, 2003 and 2002, totaled approximately $29,355,000 and $27,385,000, respectively. Interest on certificates of deposit with balances of $100,000 or more totaled $908,000, $925,000, and $808,000, for the years ended December 31, 2003, 2002 and 2001, respectively.

The scheduled maturities of certificates of deposit were as follows:

	December 31,	
	2003	2002
One year or less	$ 55,542,000	$ 50,543,000
After one to three years	36,087,000	33,858,000
After three years	4,350,000	9,557,000
	$ 95,979,000	$ 93,958,000

Note 8. OTHER BORROWINGS

Federal Home Loan Bank of New York Advances

Advances from the FHLB-NY were consummated during the month of December to fund an investment purchase. The maximum amount of FHLB-NY advances outstanding at any month end was $20.0 million during the year ended December 31, 2003. The average amount of advances outstanding during the year ended December 31, 2003 was $1.0 million. As of December 31, 2003, all FHLB-NY advances had fixed rates. The advances are scheduled for repayment as follows:

	December 31, 2003	
	Amount	Weighted Average Rate
2004	$ 2,000,000	1.19%
2008	8,000,000	3.26%
2013	10,000,000	3.82%
	$20,000,000	3.33%

Advances totaling $10.0 million are convertible by the FHLB-NY on December 10, 2004 and quarterly thereafter into any FHLB-NY advance at the then current market rate. This conversion feature is only available if the three month LIBOR resets at or above 7.50%.

Advances from the FHLB-NY were secured by a blanket assignment of the Corporation's unpledged, qualifying mortgage loans, mortgage-backed securities and investment securities. Such loans and securities remain under the control of the Corporation.

The Corporation had an available overnight line of credit with the FHLB-NY for a maximum of $33.7 million at December 31, 2003.

Securities Sold Under Agreement to Repurchase

At December 31, 2003 and 2002, securities sold under agreements to repurchase were collateralized by U.S. Treasury and agency securities having a carrying value of approximately $5,838,000 and $3,559,000, respectively. These securities were maintained in a separate safekeeping account within the Corporation's control.

	December 31,	
	2003	2002
Balance	$3,547,000	$2,435,000
Weighted average interest rate	1.05%	1.98%
Weighted average length of maturity	90 days	119 days
Maximum amount outstanding at any month end during the year	$5,155,000	$2,435,000
Average amount outstanding during the year	$3,998,000	$1,018,000
Average interest rate during the year	1.44%	2.83%

Note 9. JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES

On September 17, 2003, Stewardship Statutory Trust I (the "Trust"), a statutory business trust, and a wholly owned subsidiary of Stewardship Financial Corporation, issued $7,000,000 Fixed/Floating Rate Capital Securities due September 17, 2033 ("Capital Securities"), the proceeds from which the Trust used to purchase from the Corporation, $7,000,000 of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures ("Debentures") maturing September 17, 2033. The Trust is obligated to distribute all proceeds of a redemption whether voluntary or upon maturity, to holders of the Capital Securities. Stewardship Financial Corporation's obligation with respect to the Capital Securities, and the subordinated debentures, when taken together, provide a full and unconditional guarantee on a subordinated basis by Stewardship Financial Corporation of the Trust's obligations to pay amounts when due on the Capital Securities.

The Capital Securities and the Debentures both bear a fixed interest rate of 6.75% until September 17, 2008 and thereafter shall float quarterly at a rate of 3-Month LIBOR plus 2.95%.

The Capital Securities and the Debentures both may be redeemed at par beginning September 17, 2008 and quarterly thereafter. In addition, the Capital Securities and the Debentures may be redeemed prior to September 17, 2008 upon the occurrence of a special event. A special event includes a change to laws or regulations which would preclude the Corporation to treat the Capital Securities as Tier 1 Capital for purposes of capital adequacy guidelines of the Federal Reserve, subject the Trust to US federal income tax with respect to income received or accrued, limit the deductibility of interest payable, or the Trust would be considered an investment company that is required to be registered under the Investment Company Act.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" was issued in January 2003 and was reissued as FASB Interpretation No. 46R (revised December 2003) ("FIN 46R"). FIN 46 and FIN 46R provide guidance on the identification of entities controlled through means other than voting rights and specify how the Corporation should evaluate its interest in a variable interest entity for purposes of determining whether to consolidate that entity. If a variable interest entity does not effectively disperse risk among the parties involved, it must be consolidated by its primary beneficiary.

The Corporation adopted FIN 46R on December 31, 2003, deconsolidating its investment in Stewardship Statutory Trust I, the subsidiary trust formed in connection with the issuance of subordinated debentures (trust preferred securities). In July 2003, the Board of Governors of the Federal Reserve System instructed bank holding companies to continue to include trust preferred securities in their Tier I capital for regulatory purposes until notice is given to the contrary. There can be no assurance that the Federal

Reserve System will continue to allow bank holding companies to include trust preferred securities in Tier I capital for regulatory purposes. As of December 31, 2003, assuming the Corporation was not allowed to include the $7,000,000 in trust preferred securities issued by Stewardship Statutory Trust I in Tier I capital, the Corporation would remain "well capitalized".

Note 10. REGULATORY CAPITAL REQUIREMENTS

Regulations of the Board of Governors of the Federal Reserve System ("FRB") require bank holding companies to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2003, the Corporation was required to maintain (i) a minimum leverage ratio of Tier 1 capital to total adjusted assets of 4.0% and (ii) minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively. The Bank must comply with substantially similar capital regulations promulgated by the FDIC.

Under its prompt corrective action regulations, the FRB is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a leverage (Tier 1) capital ratio of at least 5.0%; a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the FRB about capital components, risk weightings and other factors.

Management believes that, as of December 31, 2003, the Bank and the Corporation have met all capital adequacy requirements to which they are subject.

The following is a summary of the Corporation's actual capital amounts and ratios as of December 31, 2003 and 2002, compared to the FRB minimum capital adequacy requirements and the FRB requirements for classification as a well capitalized institution:

			FRB Requirements			
	Actual		Minimum Capital Adequacy		For Classification as Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003						
Leverage (Tier 1) capital	$33,925,000	8.89%	$15,265,000	4.00%	$19,082,000	5.00%
Risk-based capital:						
Tier 1	33,925,000	12.93%	10,497,000	4.00%	15,746,000	6.00%
Total	36,812,000	14.03%	20,994,000	8.00%	26,243,000	10.00%
December 31, 2002						
Leverage (Tier 1) capital	$23,394,000	7.02%	$13,336,000	4.00%	$16,670,000	5.00%
Risk-based capital:						
Tier 1	23,394,000	10.53%	8,890,000	4.00%	13,336,000	6.00%
Total	$26,083,000	11.74%	$17,781,000	8.00%	$22,226,000	10.00%

Note 11. BENEFIT PLANS

The Corporation has a noncontributory profit sharing plan covering all eligible employees. Contributions are determined by the Corporation's Board of Directors on an annual basis. Total profit sharing plan expense for the years ended December 31, 2003, 2002 and 2001 amounted to approximately $290,000, $221,000 and $167,000, respectively.

The Corporation also has a 401(k) plan which covers all eligible employees. Participants may elect to contribute up to 15% of their salaries, not to exceed the applicable limitations as per the Internal Revenue Code. The Corporation, on an annual basis, may elect to match 50% of the participant's first 5% contribution. Total 401(k) expense for the years ended December 31, 2003, 2002 and 2001 amounted to approximately $50,000, $42,000 and $42,000, respectively.

During 1996, the Corporation adopted an Employee Stock Purchase Plan which allows all eligible employees to authorize a specific payroll deduction from his or her base compensation. Total stock purchases amounted to 1,720 and 2,752 shares during 2003 and 2002, respectively.

Note 12. STOCK-BASED COMPENSATION

At December 31, 2003, the Corporation had four types of stock award programs referred to as the Employee Stock Bonus Plan, the Director Stock Plan, an Employee Stock Option Plan and a Stock Option Plan for Non-Employee Directors.

The Employee Stock Bonus Plan is intended to provide incentives which will retain highly competent key management employees of the Corporation by providing them with a bonus in the form of shares of the common stock of the Corporation. The Corporation has not granted shares during 2003 and 2002 under this plan.

The Director Stock Plan permits members of the Board of Directors of the Bank to receive any monthly Board of Directors' fees in shares of the Corporation's common stock, rather than in cash. The Corporation issued 3,416 and 4,325 shares during 2003 and 2002, respectively.

The Employee Stock Option Plan provides for options to purchase shares of Common Stock to be issued to key employees of the Corporation at the discretion of the Stock Option Committee. The committee has the authority to determine the terms and conditions of the options granted, the exercise price thereof, and whether the options are incentive or non-statutory options. The Employee Stock Option Plan has reserved 135,685 shares of common stock for issuance. The options were issued with an exercise price which represented market price of the stock at the date of grant. Options are exercisable starting one year from the date of the grant and expire between five and ten years from the date of grant and are subject to a vesting schedule. Options were granted to all full-time employees on July 15, 2003. There were no options granted during 2002 and 2001. A summary of the status of the qualified stock options as of December 31, 2003 and 2002 and changes during the years then ended on those dates is presented below:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	51,995	$ 7.53	60,000	$ 7.38	60,000	$ 7.38
Granted	9,135	20.00	—	—	—	—
Exercised	6,161	7.01	8,005	6.41	—	—
Forfeited	420	20.00	—	—	—	—
Outstanding at end of year	54,549	$ 9.58	51,995	$ 7.53	60,000	$ 7.38
Options exercisable at year end	40,486		41,884		37,942	
Weighted average fair value of options granted during the year	$9.19		$ —		$ —	

The following table summarizes information about the qualified employee stock options outstanding at December 31, 2003

	Options Outstanding			
	Number Outstanding at 12/31/03	Weighted Avg. Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable 12/31/03
Range of Exercise Prices:				
$ 6 - 9	29,492	3.50	$ 6.26	29,492
$ 9 - 12	16,342	5.06	10.01	10,942
$12 - 15	-	-	-	-
$15 - 18	-	-	-	-
$18 - 21	8,715	9.55	20.00	52
$ 6 - 21	54,549	4.93	$ 9.58	40,487

The 1995 Stock Option Plan for Non-Employee Directors had reserved 135,685 shares of common stock for issuance. During 1997 each participant was granted the option to purchase 12,332 shares of common stock. No option could be exercised more than five years after the date of its grant. The options were issued with an exercise price of $5.82, 95% of the fair market value on the date the options were granted. During 2001, an option to purchase the remaining shares available under this plan, 12,332 shares, were granted to a new director. The option to purchase these shares was issued with an exercise price of $9.37, 95% of the fair market value on the date the options were granted. As a result of the discount, $6,000 was charged to noninterest expense for 2001. Options to purchase 46,589 shares were exercised in 2002. All options to purchase shares have been exercised under this plan.

In May 2001, the shareholders approved the 2001 Stock Option Plan for Non-Employee Directors that would allow the Corporation to grant a maximum of 8,682 shares to each director. The plan reserved 104,186 shares of common stock for issuance. Options would be exercisable 20% each year for five years. No option may be exercised more than five years after the date of its grant. Options to purchase 78,139 shares were granted in 2001 with an exercise price of $9.57. In September 2003 options to purchase 5,209 shares were granted with an exercise price of $20.00. Options to purchase 8,680 and 1,736 shares were exercised during 2003 and 2002. respectively. Options to purchase 20,839 shares were exercisable at December 31, 2003.

The Corporation applies the "intrinsic value based method" as described in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock-based compensation. Accordingly, no compensation cost has been recognized for these stock option plans. Consistent with SFAS 123, if compensation cost for the plans was included, the Corporation's net income and earnings per share would have been reduced to the proforma amounts as disclosed in Note 1.

Note 13: EARNINGS PER SHARE

The following reconciles the income available to common shareholders (numerator) and the weighted average common stock outstanding (denominator) for both basic and diluted earnings per share for 2003, 2002 and 2001:

	2003	2002	2001
Net income	$3,491,000	$3,116,000	$2,558,000
Income available to common stockholders basic and diluted	$3,491,000	$3,116,000	$2,558,000
Weighted average common shares outstanding - basic	3,140,444	3,076,763	3,020,361
Effect of dilutive securities - stock options	44,613	24,358	33,599
Weighted average common shares outstanding - diluted	3,185,057	3,101,121	3,053,960
Basic earnings per share	$ 1.11	$ 1.01	$ 0.85
Dilute earnings per share	$ 1.10	$ 1.00	$ 0.84

Note 14. INCOME TAXES

The components of income taxes (benefit) are summarized as follows:

	Year ended December 31,		
	2003	2002	2001
Current tax expense:			
Federal	$1,497,000	$1,321,000	$1,180,000
State	455,000	384,000	295,000
	1,952,000	1,705,000	1,475,000
Deferred tax benefit:			
Federal	(37,000)	(61,000)	(146,000)
State	(7,000)	(10,000)	(25,000)
	(44,000)	(71,000)	(171,000)
	$1,908,000	$1,634,000	$1,304,000

Not included in the above table is income tax (benefit) expense relating to unrealized (losses) gains on securities available for sale recognized in stockholders' equity amounting to ($98,000), $83,000, and $87,000 for the years ended December 31, 2003, 2002, and 2001 respectively.

The following table presents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the normal federal income tax rate (34%) to income before income taxes:

	Year ended December 31,		
	2003	2002	2001
Federal income tax	$1,836,000	$1,615,000	$1,313,000
Add (deduct) effect of:			
State income taxes, net of federal income tax effect	296,000	247,000	178,000
Nontaxable interest income	(230,000)	(236,000)	(250,000)
Other items, net	6,000	8,000	63,000
Effective federal income taxes	$1,908,000	$1,634,000	$1,304,000

The tax effects of existing temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
	2003	2002
Deferred tax assets/liabilities:		
Allowance for loan losses	$1,153,000	$1,074,000
Allowance for other losses	36,000	28,000
Core deposit intangible amortization	23,000	26,000
Nonaccrual loan interest	28,000	36,000
Depreciation	58,000	90,000
	$1,298,000	$1,254,000
Deferred tax liabilities:		
Unrealized gains on securities available for sale	$ 2,000	$ 101,000
Other	5,000	5,000
	$ 7,000	$ 106,000
Net deferred tax assets	$1,291,000	$1,148,000

The Corporation has determined that it is not required to establish a valuation reserve for the deferred tax asset, since it is more likely than not that the deferred tax asset will be principally realized through carrybacks to taxable income in prior years, a history of growth in earnings and the prospects for continued growth in the future.

Note 15. COMMITMENTS AND CONTINGENCIES

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

At December 31, 2003, the Corporation had mortgage commitments to extend credit aggregating approximately $2.3 million at fixed rates averaging 6.01%. Of these loan commitments, $2.1million will be sold to investors upon closing. Commercial, construction and home equity loan commitments of approximately $13.7 million were extended with variable rates currently averaging 5.87% and $1.0 million were extended at fixed rates averaging 6.05%. All commitments were due to expire within approximately 90 days.

Additionally, at December 31, 2003, the Corporation was committed for approximately $59.2 million of unused lines of credit, consisting of $19.1 million relating to a home equity line of credit program and an unsecured line of credit program (cash reserve), $10.7 million relating to credit cards, and $29.4 million relating to commercial and construction lines of credit. Amounts drawn on the unused lines of credit are predominantly assessed interest at rates which fluctuate with the base rate.

Commitments under standby and commercial letters of credit aggregated approximately $609,000 at December 31, 2003, of which $607,000 expires within one year. Should any letter of credit be drawn on, the interest rate charged on the resulting note would fluctuate with the Corporation's base rate.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby and commercial letters of credit are conditional commitments issued by the Corporation to guarantee payment or performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation obtains collateral supporting those commitments for which collateral is deemed necessary

Rentals under long-term operating lease for branch offices amounted to approximately $363,000 and $273,000 during the years ended December 31, 2003 and 2002, respectively. At December 31, 2003, the minimum rental commitments on the noncancellable leases with an initial term of one year and expiring thereafter is as follows:

Year Ending December 31	Minimum Rent
2004	$413,000
2005	426,000
2006	411,000
2007	369,000
2008	341,000
Thereafter	1,412,000
	$3,372,000

The Corporation is also subject to litigation which arises primarily in the ordinary course of business. In the opinion of management the ultimate disposition of such litigation should not have a material adverse effect on the financial position of the Corporation.

Note 16. DIVIDEND LIMITATION

The Corporation's ability to pay cash dividends is based on its ability to receive cash from its bank subsidiary. New Jersey law provides that no dividend shall be paid by the Bank on its capital stock unless, following the payment of such dividend, the capital stock of the Bank will be unimpaired, and the Bank will have a surplus of not less than 50% of its capital stock, or if not, the payment of such dividend will not reduce the surplus of the Bank. At December 31, 2003, this restriction did not result in any effective limitation in the manner in which the Bank is currently operating.

Note 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 (SFAS No. 107) Disclosures About Fair Value of Financial Instruments, requires that the Corporation disclose the estimated fair value of its financial instruments whether or not recognized in the consolidated balance sheet. Fair value estimates, methods and assumptions are set forth below for the Corporation's financial instruments.

	December 31,			
	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)			
Financial assets:				
Cash and cash equivalents	$ 19,138	$ 19,138	$ 33,418	$ 33,418
Securities available for sale	61,305	61,305	12,812	12,812
Securities held to maturity	52,360	53,370	60,887	62,273
FHLB-NY stock	1,322	1,322	1,059	1,059
Net loans	258,776	259,463	213,579	218,219
Mortgage loans held for sale	576	576	2,099	2,099
Financial liabilities:				
Deposits	341,538	343,576	302,735	304,813
Securities sold under agreements to repurchase	3,547	3,547	2,435	2,435
Other borrowings	20,000	19,483	—	—
Subordinated debentures	7,127	7,264	—	—

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents

The carrying amount approximates fair value.

Securities available for sale

All securities available for sale are actively traded and have been valued using quoted market prices.

Securities held to maturity

All securities held to maturity are actively traded and have been valued using quoted market prices.

FHLB-NY stock

The carrying amount approximates fair value.

Net loans

Fair values are estimated for portfolios of loan with similar financial characteristics. Loans are segregated by type such as residential and commercial mortgages, commercial and other installment. The fair value of loans is estimated by discounting cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loans.

Mortgage loans held for sale

Loans in this category have been committed for sale to investors at the current carrying amount.

Deposits

The fair value of deposits, with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW and money market accounts, is equal to the amount payable on demand as of December 31, 2003 and 2002, respectively. The fair value of the certificates of deposit is based on the discounted value of cash flows. The discount rate is estimated using market discount rates which reflect interest rate risk inherent in the certificates of deposit.

Securities sold under agreements to repurchase

The carrying value approximates fair value due to the relatively short time before maturity.

Commitments to extend credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counter parties, and at December 31, 2003 and 2002 were not material.

Limitations

The preceding fair value estimates were made at December 31, 2003 and 2002, based on pertinent market data and, relevant information on the financial instruments. These estimates do not include any premium or discount that could result from an offer to sell at one time the Corporation's entire holdings of a particular financial instrument or category thereof. Since no market exists for a substantial portion of the Corporation's financial instruments, fair value estimates were necessarily based on judgments with respect to future expected loss experience, current economic conditions, risk assessments of various financial instruments, and other factors. Given the subjective nature of these estimates, the uncertainties surrounding them and the matters of significant judgment that must be applied, these fair value estimates cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates.

Since these fair value approximations were made solely for on and off balance sheet financial instruments at December 31, 2003 and 2002, no attempt was made to estimate the value of anticipated future business. Furthermore, certain tax implications related to the realization of unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into the estimates.

Note 18. PARENT COMPANY ONLY

The Corporation was formed in January 1995 to operate its subsidiary, Atlantic Stewardship Bank. The earnings of the bank are recognized by the Corporation using the equity method of accounting. Accordingly, the bank dividends paid reduce the Corporation's investment in the subsidiary. In 2003, the Corporation formed its second subsidiary, Stewardship Statutory Trust, to offer trust preferred securities. The following information should be read in conjuction with the other notes to the consolidated financial statements. Condensed financial statements of the Corporation at December 31, 2003 and 2002 are presented below:

Condensed Statements of Financial Condition

	Year ended December 31,	
	2003	2002
Assets		
Cash and due from banks	$ 277,000	$ 1,092,000
Securities available for sale	3,812,000	—
Securities held to maturity	1,000,000	—
Investment in subsidiary	28,961,000	22,752,000
Accrued interest receivable	44,000	—
Other assets	314,000	22,000
Total assets	$34,408,000	$23,866,000
Liabilities and Stockholders' equity		
Subordinated debentures	$ 7,217,000	$ —
Other liabilities	42,000	49,000
Stockholders' equity	27,149,000	23,817,000
Total liabilities and Stockholders' equity	$34,408,000	$23,866,000

Condensed Statements of Income

	Year ended December 31,		
	2003	2002	2001
Interest income - securities available for sale	$ 33,000	$ —	$ 6,000
Interest income - securities held to maturity	26,000	24,000	19,000
Dividend income	275,000	575,000	475,000
Other income	9,000	—	—
Total income	343,000	599,000	500,000
Interest expense	141,000	—	—
Other expenses	106,000	106,000	30,000
Total expenses	247,000	106,000	30,000
Income before income tax benefit	96,000	493,000	470,000
Tax benefit	(61,000)	(28,000)	—
Income before equity in undistributed earnings of subsidiary	157,000	521,000	470,000
Equity in undistributed earnings of subsidiary	3,334,000	2,595,000	2,088,000
Net income	$3,491,000	$3,116,000	$2,558,000

Condensed Statements of Cash Flows

	Year ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net income	$3,491,000	$3,116,000	$2,558,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	(3,334,000)	(2,595,000)	(2,088,000)
Issuance of stock options at a discount	—	—	6,000
(Increase) decrease decrease in accrued interest receivable	(44,000)	7,000	3,000
Decrease (increase) in other assets	2,000	47,000	(5,000)
Increase (decrease) in other liabilities	(7,000)	11,000	(44,000)
Net cash provided by operating activities	108,000	586,000	430,000
Cash flows from investing activities:			
Purchase of security held to maturity	(1,000,000)	(300,000)	(100,000)
Purchase of securities available for sale	(3,800,000)	—	—
Investment in bank subsidiary	(3,000,000)	—	—
Investment in special purpose subsidiary	(217,000)	—	—
Proceeds from calls on securities available for sale	—	650,000	100,000
Net cash (used) provided by investing activities	(8,017,000)	350,000	—
Cash flows from financing activities:			
Issuance of subordinated debentures	7,217,000	—	—
Cash dividends paid on common stock	(819,000)	(669,000)	(558,000)
Exercise of stock options	126,000	371,000	67,000
Purchase of treasury stock	—	(164,000)	(340,000)
Issuance of common stock	570,000	480,000	471,000
Net cash provided (used) by investing activities	7,094,000	18,000	(360,000)
Net (decrease) increase in cash and cash equivalents	(815,000)	954,000	70,000
Cash and cash equivalents - beginning	1,092,000	138,000	68,000
Cash and cash equivalents - ending	$277,000	$1,092,000	$138,000

NOTE 19. RECENT ACCOUNTING PRONOUNCEMENTS

FASB No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"

On May 15, 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," ("SFAS No. 150"). SFAS No. 150 requires instruments within its scope to be classified as a liability (or, in some cases, as an asset). Generally, SFAS No. 150 is effective for financial instrument arrangements entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first fiscal period beginning after December 2003. On November 7, 2003, the FASB deferred the application of several provisions of SFAS No. 150. The adoption of SFAS No. 150 is not expected to impact the Corporation's consolidated financial statements.

FASB No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities"

Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," ("SFAS No. 149") was issued on April 30, 2003. This statement amends financial accounting and reporting requirements for derivative instruments and hedging activities under SFAS No. 133 to clarify the definition of a derivative, expand the nature of exemptions from SFAS No. 133, clarify the application of hedge accounting when using certain instruments, clarify the application of paragraph 13 of Statement No. 133 to embedded derivative instruments in which the underlying is an interest rate and modify the cash flow presentation of derivative instruments that contain financing elements. The adoption of SFAS No. 149 did not have a material impact on the Corporation's consolidated financial statements.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities

FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN No. 46") was issued in January 2003. FIN No. 46 applies immediately to enterprises that hold a variable interest in variable interest entities created after January 31, 2003. FIN No. 46 applies to public enterprises as of the beginning of the applicable interim or annual period. FIN No. 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. FIN No. 46 provides guidance on the identification of entities controlled through means other than voting rights and specifies how a business enterprise should evaluate its interest in a variable interest entity to determine whether to consolidate that entity. A variable interest entity must be consolidated by its primary beneficiary if the entity does not effectively disperse risks among the parties involved.

On October 9, 2003, the effective date was deferred until the end of the first annual period ending after December 15, 2003, for certain interests held by a public entitiy in certain variable interest entities or potential variable interest entities created before February 1, 2003. The adoption of this accounting pronouncement required the Corporation to de-consolidate its investment in Stewardship Statutory Trust I in the Corporation's consolidated financial statements. The de-consolidation of subsidiary trusts of bank holding companies formed in connection with the issuance of trust preferred securities, like Stewardship Statutory Trust I, appears to be an unintended consequence of FIN 46. In July 2003, the Board of Governors of the Federal Reserve System instructed bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory capital purposes until notice is given to the contrary. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier 1 capital for regulatory capital purposes. As of December 31, 2003, assuming the Corporation was not allowed to include the $7.0 million in trust preferred securities issued by Stewardship Statutory Trust I in Tier 1 capital, the Corporation would remain "well capitalized."

Note 20. QUARTERLY FINANCIAL DATA (Unaudited)

The following table contains quarterly financial data for the years ended December 31, 2003 and 2002 (dollars in thousands).

	Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Total
Year ended December 31, 2003:					
Interest income	$4,604	$4,632	$4,705	$4,978	$18,919
Interest expense	1,180	1,175	1,070	1,166	4,591
Net interest income before provision for loan losses	3,424	3,457	3,635	3,812	14,328
Provision for loan losses	115	110	90	110	425
Net interest income after provision for loan losses	3,309	3,347	3,545	3,702	13,903
Noninterest income	696	778	777	639	2,890
Noninterest expense	2,694	2,794	2,935	2,971	11,394
Net income before income tax expense	1,311	1,331	1,387	1,370	5,399
Federal and state income tax expense	458	469	492	489	1,908
Net income	$ 853	$ 862	$ 895	$ 881	$ 3,491
Basic earnings per share	$ 0.27	$ 0.28	$ 0.28	$ 0.28	$ $1.11
Diluted earnings per share	$ 0.27	$ 0.27	$ 0.28	$ 0.28	$ $1.10

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year ended December 31, 2002:					
Interest income	$4,266	$4,374	$4,567	$4,571	$17,778
Interest expense	1,318	1,306	1,324	1,323	5,271
Net interest income before provision for loan losses	2,948	3,068	3,243	3,248	12,507
Provision for loan losses	40	30	30	60	160
Net interest income after provision for loan losses	2,908	3,038	3,213	3,188	12,347
Noninterest income	530	599	533	588	2,250
Noninterest expense	2,376	2,447	2,456	2,568	9,847
Net income before income tax expense	1,062	1,190	1,290	1,208	4,750
Federal and state income tax expense	357	406	454	417	1,634
Net income	$ 705	$ 784	$ 836	$ 791	$ 3,116
Basic earnings per share	$ 0.23	$ 0.26	$ 0.27	$ 0.25	$ $1.01
Diluted earnings per share	$ 0.23	$ 0.25	$ 0.27	$ 0.25	$ $1.00

BRANCH LOCATIONS AND STAFF

TELEPHONE 201-444-7100 / 877-844-BANK

HEADQUARTERS - MIDLAND PARK
630 Godwin Avenue

Raymond J. Santhouse
Branch Manager, Assistant Vice President & Regional Manager

HAWTHORNE
386 Lafayette Avenue

Alma M. Baxter
Branch Manager & Assistant Vice President

Grace Lobbregt
Assistant Branch Manager & Assistant Secretary

HAWTHORNE
1111 Goffle Road

Jennifer L. Batelli
Branch Manager & Administrative Assistant

PEQUANNOCK
249 Newark-Pompton Turnpike

Louise Rohner
Branch Manager & Assistant Secretary

RIDGEWOOD
190 Franklin Avenue

Diane Ingrassia
Branch Manager & Assistant Vice President

Joyce Dykstra
Assistant Branch Manager

WALDWICK
30 Franklin Turnpike

Judi Rothwell
Branch Manager

WAYNE HILLS
87 Berdan Avenue

Lorraine Kimball
Branch Manager & Assistant Secretary

Geraldine Merino
Assistant Branch Manager

WAYNE VALLEY
311 Valley Road

Kristine Rasile
Acting Branch Manager & Assistant Secretary

WAYNE
400 Hamburg Turnpike

Robert A. Giannetti
Branch Manager, Assistant Vice President & Regional Manager

RECOGNITION

WE APPRECIATE THE SENTIMENTS

The Atlantic Stewardship Bank was recognized this past year for its unique Tithing Program at several events in 2003.

The Bank was presented with the *Stephanus Award* based on 1 Corinthians 16:15, at the Touch the World Ministry Banquet "because of the generosity and devotion of the organization and staff to Christian principles." Touch the World Ministry, of Allendale, NJ organizes Christian mission trips throughout the world.

Another outstanding award received this past year was the *Wayne Corporate Citizen Award* presented at a breakfast symposium held for all the businesses in Wayne, NJ. The award is presented annually to one business in Wayne that is making a strong positive impact on the community and the recipient is selected by the Wayne Industrial and Economic Development Commission.

Recognition was also bestowed upon the Bank by the *Hispanic Multi-Purpose Service Center of Paterson, NJ* at their annual banquet. The Center extended thanks for the Bank's support of their many programs, which include health services, a food bank, an education center, a nursery school, and a senior citizen center.



Jean Schaver of the Loan Processing Division adding a new loan to the computer system.

We appreciate the acknowledgements of these organizations which were presented at their annual events.

SFC

STEWARDSHIP FINANCIAL CORPORATION

630 Godwin Avenue, Midland Park, NJ 07432

201-444-7100 — 877-844-BANK — www.asbnow.com